UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OPEN LENDING CORPORATION

(Name of Subject Company)

OPEN LENDING CORPORATION

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

68373J104

(CUSIP Number of Class of Securities)

Ben Massey

General Counsel and Corporate Secretary

1501 S. MoPac Expressway, Suite 450

Austin, Texas 78746

(512) 892-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

Copy to:

Randi C. Lesnick

Braden McCurrach

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company is Open Lending Corporation, a Delaware corporation (“Open Lending” or the “Company”), and the address of the principal executive offices of the Company is 1501 S. MoPac Expressway, Suite 450, Austin, Texas 78746. The telephone number of the Company’s principal executive offices is 512-892-0400.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes hereto, as it or they may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is the Company’s common stock, $0.01 par value per share (the “Shares”). As of the close of business on June 26, 2026 there were (i) 118,322,488 Shares issued and outstanding; (ii) up to 3,544,555 Shares issuable upon the exercise of outstanding stock options; (iii) up to 3,999,711 Shares issuable upon the vesting of outstanding restricted stock units (excluding Shares issuable upon vesting of outstanding Company PSUs (as defined below)); and (iv) up to 863,594 Shares issuable upon the vesting of outstanding Company PSUs.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Open Lending, which is the person filing this Schedule 14D-9, are set forth above in Item 1 under “Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer being made pursuant to the Agreement and Plan of Merger, dated as of June 15, 2026 (as amended or supplemented from time to time, the “Merger Agreement”), among Open Lending, ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales (“Parent” or “ANV”), and Lakers Acquisition Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Purchaser”). Purchaser is offering to purchase any and all of the outstanding Shares (other than Shares for which appraisal rights have been validly perfected and Shares owned by Parent, Purchaser or the Company, or by any of their respective direct or indirect wholly owned subsidiaries) at a purchase price of $3.15 per Share, net to the holder thereof, in cash, without interest thereon (such amount, the “Offer Price”), subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Offer is described in a Tender Offer Statement on Schedule TO, dated the date of this statement (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the United States Securities and Exchange Commission (the “SEC”). Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

Pursuant to the Merger Agreement, on the terms of and subject to the conditions thereof, including, but not limited to, (i) that at the expiration of the Offer, a number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, represent at least a majority of all of the issued and outstanding Shares, be validly tendered and not withdrawn in accordance with the terms of the Offer, (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the absence of any legal prohibition by a governmental entity of competent jurisdiction in effect enjoining, prohibiting or otherwise preventing the consummation of the Offer, (iv) the accuracy of the Company’s representations and warranties (subject to customary materiality standards), (v) compliance by the Company with its covenants in all material respects, and (vi) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement), Purchaser will (and Parent will cause Purchaser to) accept for purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer no later than the first business day after the Expiration Date (as defined below) (the time of such acceptance, the “Acceptance Time”) and pay for all such Shares as promptly as practicable thereafter (and in any event, no later than two business days after the Acceptance Time).

As soon as practicable, and in no event later than the following business day immediately after the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) in accordance with the Merger Agreement and the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and the separate corporate existence of Purchaser will cease and the Company will survive the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and, consequently, no stockholder vote will be required to consummate the Merger if the Offer is successfully completed. At the effective time of the Merger (the “Effective Time”), each Share that is not tendered and accepted pursuant to the Offer (other than any Shares owned by Parent, Purchaser or the Company, or by any of their respective direct or indirect wholly-owned subsidiaries (“Cancelled Shares”) and Shares held by stockholders of the Company (each, a “Stockholder” and collectively, the “Stockholders”) who are entitled to demand and who have properly and validly demanded their statutory rights of appraisal in compliance with Section 262 of the DGCL (“Dissenting Shares”)) will be automatically converted into the right to receive cash in an amount equal to the Offer Price, subject to any required withholding of taxes (the “Per Share Merger Consideration”). The Merger is conditioned upon the acceptance and payment by Purchaser of all Shares validly tendered and not validly withdrawn pursuant to the Offer and the absence of any legal restraint preventing or law prohibiting or making illegal the consummation of the Merger. The treatment of equity awards under the Company’s benefit plans, including stock options, restricted stock units and performance stock units, at the Effective Time, by virtue of the Merger, automatically and without any action on the part of the Company, is as follows:

•

Each outstanding and unexercised option to purchase Shares (each, a “Company Option”) granted pursuant to the Company’s 2020 Stock Option and Incentive Plan (the “Equity Plan”) that is unvested will accelerate and become fully vested and exercisable, and, as of the Effective Time, each Company Option will be cancelled and converted into the right to receive (A) for Company Options with an exercise price per Share that is less than the Per Share Merger Consideration, a cash payment equal to the product of (x) the total number of Shares subject to such Company Option multiplied by (y) the excess of the Per Share Merger Consideration over the applicable exercise price per Share, without interest and subject to applicable tax withholding, or (B) for Company Options with an exercise price per Share that is equal to or greater than the Per Share Merger Consideration, no consideration.

•

Each outstanding Company time-based restricted stock unit granted pursuant to the Equity Plan (each, a “Company RSU”) will become fully vested and, as of the Effective Time, will be cancelled and converted into the right to receive a cash payment equal to the product of (x) the aggregate number of Shares underlying the Company RSU multiplied by (y) the Per Share Merger Consideration, without interest and subject to applicable tax withholding.

•

Each outstanding Company performance-based stock unit granted pursuant to the Equity Plan (each, a “Company PSU”) will become vested on a one Company PSU for one Share basis and, as of the Effective Time, will be cancelled and converted into the right to receive a cash payment equal to the product of (x) the aggregate number of Shares underlying the vested portion of such Company PSU multiplied by (y) the Per Share Merger Consideration, without interest and subject to applicable tax withholding, and the unvested portion of each Company PSU will be automatically cancelled for no consideration.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on June 29, 2026. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially expire one minute after 11:59 p.m., New York City time, on July 27, 2026 (such date, as may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”). Subject to the terms and conditions of the Merger Agreement, (i) if, as of any scheduled Expiration Date, any of the conditions to the Offer has not been satisfied or waived, then Purchaser shall extend the Offer for successive periods of up to five business days each (the length of such period to be determined by Parent or Purchaser in their sole discretion) in order to permit the satisfaction of such conditions, and (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer; except that (x) Purchaser will not be required to, and without the Company’s prior consent shall not, extend the Offer beyond the Outside Date (as defined below) and (y) in the case of clause (i), if the sole condition to the Offer that has not been satisfied is the Minimum Condition (as defined in the Offer to Purchase), Purchaser shall not be required to extend the Offer for more than three successive five-business-day periods. The “Outside Date” means October 15, 2026, subject to an automatic extension to December 15, 2026 if, as of October 15, 2026, all closing conditions to the Merger have been satisfied or waived other than those regarding the HSR Act.

The foregoing summary of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the description contained in the Offer to Purchase, the Letter of Transmittal, the other related Offer materials and the full text of the Merger Agreement. All of these materials (and all other documents related to the Offer filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 59 Maiden Lane, New York, NY 10038, and the telephone number at such offices is (646) 458-3307.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

The Company’s executive officers and the members of the Company’s board of directors (the “Open Lending Board”) have certain interests in the Merger and the Offer, as described below in this Item 3 under “Arrangements with Current Executive Officers and Directors of the Company,” that may be different from or in addition to the interests of the Stockholders generally. The Open Lending Board was aware of those interests and considered that those interests may be different from or in addition to the interests of the Stockholders generally, among other matters, in approving the Merger Agreement and making its recommendation.

Arrangements with Parent and Purchaser

Merger Agreement

On June 15, 2026, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in Sections 1-4 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement and the foregoing description of its terms have been included in this filing to provide investors with information regarding its terms. Factual disclosures about the Company contained in this Schedule 14D-9 or in the public filings the Company makes with the SEC may supplement, update or modify the factual disclosures about the Company contained in the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement and made by the Company, Parent and Purchaser were qualified and subject to certain limitations agreed to by the Company, Parent and Purchaser in connection with negotiating the terms of the Merger Agreement. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by confidential disclosures made to Parent and Purchaser in the disclosure letter delivered in connection with the Merger Agreement and by reports and documents publicly filed with the SEC twenty-four hours prior to the execution and delivery of the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified by the Merger Agreement, (v) will not survive consummation of the Merger (except as otherwise stated in the Merger Agreement) and (vi) have been included in the Merger Agreement for the principal purpose of allocating risk between the contracting parties rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Schedule 14D-9 or in the Company’s public disclosures.

The foregoing summary and description of certain provisions of the Merger Agreement and the description of the terms and conditions of the Offer contained in the Offer to Purchase and incorporated herein by reference are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9. Accordingly, the representations, warranties and covenants contained in the Merger Agreement and descriptions thereof should not be relied upon as being characterizations of the actual state of facts as of any specific date and should be read only in conjunction with the other information provided elsewhere in this Schedule 14D-9, as well as the information about the Company contained in its public filings made with the SEC.

Confidentiality Agreement

On December 21, 2025, the Company and ANV Global Services Inc., an affiliate of Parent, entered into a customary non-disclosure agreement (the “Confidentiality Agreement”) for the purpose of Parent evaluating, negotiating, pursuing and/or consummating a possible business transaction with the Company. Under the terms of the Confidentiality Agreement, and subject to certain limitations, each of the Company and Parent agreed to, and to direct its respective Representatives (as defined in the Confidentiality Agreement) to, among other things, (i) keep confidential certain non-public information about the other party, (ii) use such information solely for the purpose of evaluating, negotiating, pursuing and/or consummating a possible transaction between the parties, and (iii) not, without the Company’s prior written consent, disclose any such information to any other person, subject to certain exceptions. The Confidentiality Agreement terminates one year after the date of the Confidentiality Agreement.

The foregoing summary and description of certain provisions of the Confidentiality Agreement are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, Jessica Buss, Chairman of the Open Lending Board and Chief Executive Officer, Bregal Sagemount I, L.P. (“Bregal Sagemount”), and Nebula Holdings, LLC (“Nebula Holdings”), in their capacities as Stockholders (collectively, the “Supporting Stockholders”), who collectively owned approximately 12.8% of the outstanding Shares, have entered into Tender and Support Agreements, each dated as of June 15, 2026, in favor of Parent and Purchaser (the “Support Agreements”). Pursuant to the Support Agreements, each Supporting Stockholder has agreed, among other things, (i) to validly tender all of its Shares in the Offer no later than seven business days after the commencement of the Offer (or, with respect to Shares acquired subsequent to such seventh business day, as promptly as practicable after acquisition), (ii) to vote its Shares against any Acquisition Proposal (as defined in the Merger Agreement) and against any change in membership of the Open Lending Board that is not recommended or approved by the Open Lending Board and against any other action that would impede or delay the consummation of the Offer or the Merger, (iii) not to create or permit any lien, other than Permitted Liens (as defined in the Support Agreements) on any of its Shares, (iv) not to transfer, sell, assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of any of its Shares or tender any Shares into any competing tender or exchange offer (other than certain permitted transfers to affiliates or for estate planning purposes, in each case, provided such transferees agree to remain subject to the terms of the Support Agreements), (v) to waive any rights to demand appraisal of its Shares under Section 262 of the DGCL, and (vi) not to commence or participate in any proceeding against Parent, Purchaser or the Company relating to the negotiation, execution or delivery of the Support Agreement or the Merger Agreement or the consummation of the Offer or the Merger.

Pursuant to the Support Agreements, each Supporting Stockholder has also agreed, solely in its capacity as a stockholder, not to solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal that constitutes, an Acquisition Proposal (as defined in the Merger Agreement); provided, that in the event that a third party submits an unsolicited bona fide Acquisition Proposal to the Company, the Supporting Stockholder shall not be prohibited from participating in any discussions or negotiations with respect to a possible tender and support, voting or similar agreement in connection with such Acquisition Proposal if and only if the Company is permitted to engage in discussions or negotiations in response to such Acquisition Proposal pursuant to and in accordance with Section 4.2 of the Merger Agreement. Nothing in the Support Agreements prevents any Stockholder who is a director or officer of the Company from exercising his or her fiduciary duties in such capacity.

Each Support Agreement will terminate automatically with respect to the applicable Supporting Stockholder upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of such Support Agreement by written notice from Parent to the Supporting Stockholder, or (iv) any amendment or change to the Merger Agreement or the Offer that is effected without such Supporting Stockholder’s consent that (a) decreases the amount, or changes the form or terms, of consideration payable to all Stockholders of the Company pursuant to the terms of the Merger Agreement or (b) imposes any additional material restrictions or conditions on the payment of the consideration payable with respect to the Supporting Stockholder’s Subject Shares (as defined in the Support Agreements).

The summary of the Support Agreements contained in Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary and the foregoing description are qualified in their entirety by reference to the full text of the form of Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have interests in the Offer and the Merger that may be different from, or in addition to, those of the Stockholders generally. The Open Lending Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and making its recommendation, as further discussed below in Item 4 under the heading “Background and Reasons for the Open Lending Board’s Recommendation.”

For further information with respect to the arrangements between the Company and its named executive officers, please also see the section entitled “—Golden Parachute Compensation” below.

Treatment of Shares and Share-Based Awards in Connection with the Offer and Merger

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other Stockholders. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Per Share Merger Consideration at the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. This information is based on (1) the number of Shares reported to Open Lending as directly or indirectly held by the Company’s directors and executive officers as of June 24, 2026 (excluding Shares subject to issuance pursuant to outstanding Company Share-based awards, as further described below) and (2) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares ($)
Jessica Buss	74,652	235,154
Anthony Capizzano	—	—
Abhijit Chaudhary	14,943	47,070
Eric A. Feldstein	122,686	386,461
Michelle Glasl	12,240	38,556
Blair J. Greenberg(1)	7,564,566	23,828,383
Todd C. Hart	13,933	43,889
Thomas K. Hegge(2)	7,545,462	23,768,205
Ben Massey	29,472	92,837
Massimo Monaco	—	—
Matthew Sather	61,426	193,492

(1)

Bregal Sagemount is the record holder of 7,564,566 shares. Mr. Greenberg is a Partner of Bregal Investments, Inc., which is the registered investment advisor of Bregal Sagemount. As such, he may be deemed to have or share beneficial ownership of the common stock held directly by Bregal Sagemount and Bregal Investments, Inc. Mr. Greenberg disclaims any beneficial ownership of these shares other than to the extent of any pecuniary interest he may have therein.

(2)

Of the 7,545,462 shares, Nebula Holdings is the record holder of 7,545,144 shares. True Wind Capital, L.P. is the managing member of Nebula Holdings. Mr. Hegge is a director of True Wind Capital GP, LLC, the General Partner of True Wind Capital, L.P. As such, he may be deemed to have or share beneficial ownership of the common stock held directly by Nebula Holdings. Mr. Hegge disclaims any beneficial ownership of these shares other than to the extent of any pecuniary interest he may have therein.

Treatment of Company Options

Immediately prior to and contingent upon the Effective Time, by virtue of the Merger, automatically and without any action on the part of the Company, Parent or the holder thereof, each outstanding and unexercised

Company Option that is unvested will accelerate and become fully vested and exercisable, and each Company Option will be cancelled and converted into the right to receive (i) for Company Options with an exercise price per Share that is less than the Per Share Merger Consideration, a cash payment equal to the product of (a) the total number of Shares subject to such Company Option multiplied by (b) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price per Share, without interest and subject to applicable tax withholding, on the first regularly scheduled payroll date of the Company or its subsidiaries, as applicable, that occurs at least five business days after the Effective Time and (ii) for each Company Option that has an exercise price per Share that is equal to or greater than the Per Share Merger Consideration, no consideration.

The approximate value of the cash payments that each executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company Options (assuming that each such executive officer does not otherwise exercise any outstanding and vested Company Options between June 24, 2026 and the Effective Time) is set forth in the table below. This information is based on the number of Company Options held by the Company’s executive officers as of June 24, 2026. None of the Company’s non-employee directors hold Company Options.

Name of Executive Officer	Number of Shares Subject to Vested Company Options	Cash Consideration for Vested Company Options ($)	Number of Shares Subject to Unvested Company Options	Cash Consideration for Unvested Company Options ($)	Total Cash Consideration for Company Options in the Merger ($)
Jessica Buss	636,800	413,920	2,547,200	1,655,680	2,069,600
Anthony Capizzano	—	—	—	—	—
Michelle Glasl	39,215	25,490	78,432	50,981	76,471
Ben Massey	—	—	—	—	—
Massimo Monaco	—	—	—	—	—
Matthew Sather	38,126	24,782	76,253	49,564	74,346

Treatment of Company RSUs

Immediately prior to the Effective Time, by virtue of the Merger, automatically and without any action on the part of the Company, Parent or the holder thereof, each outstanding Company RSU will become fully vested and will be cancelled and terminated and converted into the right to receive a cash payment equal to the product of (i) the aggregate number of Shares underlying the Company RSU by (ii) the Per Share Merger Consideration, without interest and subject to applicable tax withholding on the first regularly scheduled payroll date of the Company or its subsidiaries, as applicable, that occurs at least five business days after the Effective Time.

The approximate value of the cash payments that each executive officer and director of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding Company RSUs is set forth in the table below. This information is based on the number of Company RSUs held by such individuals as of June 24, 2026.

Name of Executive Officer or Director	Number of Shares Subject to Company RSUs	Cash Consideration for Company RSUs ($)
Jessica Buss	941,176	2,964,704
Anthony Capizzano	101,785	320,623
Abhijit Chaudhary	—	—
Eric A. Feldstein	—	—
Michelle Glasl	172,142	542,247
Blair J. Greenberg	—	—
Todd C. Hart	—	—
Thomas K. Hegge	—	—
Ben Massey	151,777	478,098
Massimo Monaco	428,938	1,351,155
Matthew Sather	167,793	528,548

Treatment of Company PSUs

Immediately prior to the Effective Time, by virtue of the Merger, automatically and without any action on the part of the Company, Parent or the holder thereof, each outstanding Company PSU will become vested on a one Company PSU for one Share basis and (i) the vested portion of the Company PSU will be cancelled and terminated and converted into the right to receive a cash payment equal to the product of (a) the aggregate number of Shares underlying the vested portion of such Company PSU and (b) the Per Share Merger Consideration, without interest and subject to applicable tax withholding on the first regularly scheduled payroll date of the Company or its subsidiaries, as applicable, that occurs at least five business days after the Effective Time, and (ii) the unvested portion of the Company PSU will be automatically cancelled for no consideration.

The approximate value of the cash payments that each executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding Company PSUs is set forth in the table below. This information is based on the number of Company PSUs held by the Company’s executive officers as of June 24, 2026. None of the Company’s non-employee directors hold Company PSUs.

Name of Executive Officer	Number of Shares Subject to Company PSUs	Cash Consideration for Company PSUs ($)
Jessica Buss	—	—
Anthony Capizzano	123,044	387,589
Michelle Glasl	142,818	449,877
Ben Massey	112,250	353,588
Massimo Monaco	207,232	652,781
Matthew Sather	139,866	440,578

Total Consideration for Shares and Share-Based Awards in the Offer and the Merger

The following table sets forth the approximate amount of payments that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Offer and the Merger with respect to the Shares, Company Options, Company RSUs, and Company PSUs (with the number of Shares subject to each Company PSU determined as described above) held by each director and executive officer as of June 24, 2026.

Name of Executive Officer or Director	Cash Consideration for Shares ($)	Cash Consideration for Company Options ($)	Cash Consideration for Company RSUs ($)	Cash Consideration for Company PSUs ($)	Total Cash Consideration with respect to Shares and Share-Based Awards in the Offer and the Merger ($)
Jessica Buss	235,154	2,069,600	2,964,704	—	5,269,458
Anthony Capizzano	—	—	320,623	387,589	708,212
Abhijit Chaudhary	47,070	—	—	—	47,070
Eric A. Feldstein	386,461	—	—	—	386,461
Michelle Glasl	38,556	76,471	542,247	449,877	1,107,151
Blair J. Greenberg	23,828,383	—	—	—	23,828,383
Todd C. Hart	43,889	—	—	—	43,889
Thomas K. Hegge	23,768,205	—	—	—	23,768,205
Ben Massey	92,837	—	478,098	353,588	924,523
Massimo Monaco	—	—	1,351,155	652,781	2,003,936
Matthew Sather	193,492	74,346	528,548	440,578	1,236,964

Termination Payments and Benefits After a Change in Control

Employment Agreements

The Company is party to employment agreements with Jessica Buss dated as of March 31, 2025, and with Massimo Monaco dated as of July 21, 2025 (collectively the “Employment Agreements”). Pursuant to the Employment Agreements, if Ms. Buss’ or Mr. Monaco’s employment is terminated without “cause” or if they resign for “good reason” (together, referred to as a “qualifying termination”) immediately prior to or within 12 months following the Effective Time, Ms. Buss or Mr. Monaco will receive, subject to the execution and non-revocation of a release of claims:

•

a lump sum cash payment equal to two times (one times for Mr. Monaco) the sum of (i) the executive’s base salary (or the base salary in effect immediately prior to the Effective Time, if higher) and (ii) the executive’s annual incentive bonus based on the attainment of the actual level of performance as determined by the Open Lending Board or the compensation committee of the Open Lending Board immediately prior to the Effective Time and extrapolated for the remainder of the fiscal year in which the Merger occurs, or, if higher, the target annual incentive compensation for the then current year if such termination occurs in the first half of the year; and

•

continued participation in group health, dental and/or vision plans in which the executive was participating on the termination date at the applicable active employee rate until the earliest of the 18-month anniversary (12-month anniversary for Mr. Monaco) of the termination date, the date the executive becomes eligible for the group medical plan benefits under any other employer’s group medical plan or otherwise through other employment, or the cessation of the executive’s continuation rights under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”).

In addition, Ms. Buss’ Employment Agreement provides that, in the event of a change in control during the term of her employment, if she is then employed by the Company, she will receive a single-trigger cash payment equal to a pro-rata portion of the greater of her target annual incentive compensation or the actual amount of her annual bonus based on actual performance determined under the terms of the Company’s annual incentive program as then in effect, with such pro-rata portion calculated based on the number of days worked between and including January 1 of the fiscal year in which the change in control occurs and the date on which the change in control occurs, divided by 365.

The Employment Agreements are subject to a “best net” cutback with respect to Section 280G of the Internal Revenue Code (the “Code”), whereby, in the event that it is determined that any payment or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code, such payments and benefits may be reduced to the extent necessary so that no portion of the payment or benefit, as so reduced, is subject to excise tax under Section 4999 of the Code (provided that the payment of such reduced amount results in the receipt by the executive of a greater after-tax payment than if the payment was simply made to the executive in full) (a “Section 280G best net cutback”).

For purposes of the Employment Agreements, “cause” generally means (i) conduct by the executive constituting a material act of misconduct in connection with the performance of the executive’s duties, including, without limitation, (A) willful failure or refusal to perform material responsibilities that have been requested by the Open Lending Board, (B) dishonesty to the Open Lending Board (or, for Mr. Monaco, the Company) with respect to any material matter, or (C) misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes or an immaterial error on an expense report; (ii) the commission by the executive of, or plea of guilty or nolo contendere to, (A) any felony or (B) a misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) any conduct by the executive, regardless of whether or not in the course of the executive’s employment, that would reasonably be expected to result in material injury or material reputational harm to the Company or any of its subsidiaries and affiliates if the executive were to continue to be employed in the executive’s position; (iv) continued unsatisfactory performance or non-performance by the executive of the executive’s duties hereunder (other than by reason of the executive’s physical or mental illness, incapacity or disability) that has continued for more than 30 days following written notice of such unsatisfactory performance or non-performance from the Open Lending Board (provided that, in the case of continued unsatisfactory performance, no instance of unsatisfactory performance shall be cumulative with a separate instance of unsatisfactory performance to the extent the prior instance was cured to the satisfaction of the Open Lending Board); (v) a material breach by the executive of any of the provisions contained in the Employment Agreements, including the restrictive covenants or any other continuing obligations contained therein; (vi) a breach by the executive of any fiduciary duty and/or duty of loyalty to the Company or any of its subsidiaries or affiliates; (vii) a material violation by the executive of the Company’s written employment policies (including, but not limited to, any violation of any written equal employment opportunity policy or any written policy prohibiting discrimination, harassment or retaliation) or corporate governance policies; or (viii) the executive’s failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities after being instructed by the Company to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation. For purposes of the Employment Agreements, “good reason” generally means, subject to the executive having complied with the applicable notice and cure process, any of the following events without the executive’s consent: (i) a material diminution in the executive’s responsibilities, authority or duties (provided that the executive shall not be deemed to have a material diminution in the executive’s responsibilities, authority or duties solely by reason of the Company ceasing to be a public company on or following the date of a change in control); (ii) a diminution in the executive’s base salary greater than five (5%), except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company; (iii) a requirement that the executive work primarily from an office or geographic location that is beyond a 50-mile radius from the office or geographic location (including the executive’s residence or other remote work location) at which the executive primarily provides services to the Company; or (iv) a material breach of the Employment Agreements by the Company.

For an estimate of the amounts that would be payable to Jessica Buss and Massimo Monaco pursuant to the Employment Agreements upon a qualifying termination of employment that occurs immediately following the Effective Time, see the section entitled “—Golden Parachute Compensation” below.

Executive Severance and Change in Control Policy

Each of the Company’s current executive officers (other than Jessica Buss and Massimo Monaco) is a participant in the Open Lending Corporation Executive Severance and Change in Control Policy (the “Executive Severance Plan”). In the event an executive officer is terminated without “cause” or resigns for “good reason” (together, referred to as a “qualifying termination”) immediately prior to or within 12 months following the Effective Time the executive will receive, subject to the timely execution and non-revocation of a release of claims:

•

a lump sum cash payment equal to the sum of (i) one times the amount of the executive’s base salary (or the base salary in effect immediately prior to the Effective Time, if higher) and (ii) the executive’s annual incentive bonus based on the attainment of the actual level of performance as determined by the Open Lending Board or the compensation committee of the Open Lending Board immediately prior to the Effective Time and extrapolated for the remainder of the fiscal year in which the Merger occurs, or, if higher, the target annual incentive compensation for the then current year if such termination occurs in the first half of the year;

•

if such termination occurs following the conclusion of the performance period applicable to the executive’s annual incentive compensation provided pursuant to the applicable bonus plan, a cash payment equal to the amount the executive would have received had the executive been employed by the Company on the applicable payment date at the same time annual incentive compensation amounts under the applicable bonus plan for such performance period are paid to other participants, to the extent not previously paid; and

•

continued participation in group health, dental and/or vision plans in which the executive was participating on the termination date at the applicable active employee rate until the earliest of the 12-month anniversary of the termination date, the date the executive becomes eligible for group medical plan benefits under any other employer’s group medical plan or otherwise through other employment, or the cessation of the executive’s continuation rights under COBRA.

For purposes of the Executive Severance Plan, “cause” generally means (i) conduct by the executive constituting a material act of misconduct in connection with the performance of the executive’s duties, including, without limitation, (A) willful failure or refusal to perform material responsibilities that have been requested by the Chief Executive Officer of the Company (the “CEO”) or other duly authorized or supervising executive, (B) dishonesty to the CEO or other supervising executive with respect to any material matter, or (C) misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (ii) the commission by the executive of, or plea of guilty or nolo contendere to, (A) any felony or (B) a misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) any conduct by the executive, regardless of whether or not in the course of the executive’s employment, that would reasonably be expected to result in material injury or material reputational harm to the Company or any of its subsidiaries and affiliates if the executive were to continue to be employed in the executive’s position; (iv) continued unsatisfactory performance or non-performance by the executive of the executive’s duties hereunder (other than by reason of the executive’s physical or mental illness, incapacity or disability) that has continued for more than 30 days following written notice of such unsatisfactory performance or non-performance from the CEO; (v) a breach by the executive of any fiduciary duty and/or duty of loyalty to the Company or any of its subsidiaries or affiliates; (vi) a material violation by the executive of the Company’s written employment policies (including, but not limited to, any violation of any written equal employment opportunity policy or any written policy prohibiting discrimination, harassment or retaliation) or corporate governance policies; or (vii) the executive’s failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities after being instructed by the Company to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation. And for purposes of the Executive Severance Plan, “good reason” generally means, subject to the executive having complied with the applicable notice and cure process, any of the following events without the executive’s consent: (i) a material diminution in the executive’s responsibilities, authority or duties; (ii) a material diminution in the executive’s annual base salary, except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company; (iii) a requirement that the executive work primarily from an office or geographic location that is beyond a 50-mile radius from the office or geographic location at which the executive primarily provides services to the Company; or (iv) the Company’s failure to obtain an agreement from any successor to the Company to assume and agree to perform the obligations under the Executive Severance Plan in the same manner and to the same extent that the Company would be required to perform, except where such assumption occurs by operation of law.

For estimates of the amounts that would be payable to the Company’s current named executive officers pursuant to the Executive Severance Plan upon a qualifying termination of employment that occurs immediately following the Merger, see the section entitled “—Golden Parachute Compensation” below. The estimated aggregate severance amount that would be payable to Anthony Capizzano under the Executive Severance Plan if Anthony Capizzano were to experience a qualifying termination immediately following the Effective Time (assuming the Effective Time occurs on June 24, 2026) is $983,559. The quantifications set forth in this paragraph are based upon compensation levels in effect as of the date of this Schedule 14D-9.

Parent Post-Closing Covenants

The Merger Agreement provides that for a period of 12 months from and after the Effective Time (the “Continuation Period”), Parent will provide to each employee of the Company and its subsidiaries who continues employment with Parent or the Surviving Corporation (each, a “Continuing Employee”), (i) a base salary or regular hourly wage, as applicable, that is not less than the base salary or regular hourly wage provided to such Continuing Employees by the Company and its subsidiaries immediately prior to the Effective Time, (ii) target annual cash incentive compensation opportunities and target long-term incentive compensation opportunities that are no less favorable than those provided by the Company and its subsidiaries to such Continuing Employees immediately prior to the Effective Time, and (iii) employee benefits (excluding any long-term or equity based incentive compensation opportunities, one-time or non-recurring benefits, deferred compensation benefits, retiree medical, health or welfare benefits, severance and defined benefit pension plan benefits) that are substantially comparable, in the aggregate, to those provided by the Company and its subsidiaries to such Continuing Employees immediately prior to the Effective Time.

In addition, without limiting the covenants above, during the Continuation Period, Parent shall, or shall cause the Surviving Corporation to, provide to each Continuing Employee who suffers an involuntary termination of employment under circumstances where the Company or its subsidiaries would have provided such Continuing Employee with severance payments and benefits under the Company’s or any of its subsidiaries’ policies or guidelines (the “Company Severance Policy”) with severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee under the Company Severance Policy.

Future Arrangements with Parent

It is possible that Continuing Employees, including the executive officers, will enter into new compensation agreements, arrangements or understandings with Parent or the Surviving Corporation. As of the date of this Schedule 14D-9, Parent has informed the Company that none of the Company’s current executive officers have entered into any such agreement, arrangement or understanding with Parent or its affiliates regarding employment with the Surviving Corporation. Although it is possible that the Company, Parent or the Surviving Corporation may enter into such employment, retention or consultancy agreements, arrangements or understandings with the Company’s executive officers and certain other key employees, as of the date of this Schedule 14D-9, there can be no assurance that any parties will reach an agreement. Neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with Parent.

Directors and Officers Exculpation, Indemnification and Insurance

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer (as applicable), except in the following scenarios: (i) where the director or officer breached his or her duty of loyalty, (ii) where the director or officer failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, (iii) where, in the case of a director, the director authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, (iv) where the director or officer engaged in a transaction from which the director or officer derived an improper personal benefit, or (v) in the case of an officer, any action by or in the right of the corporation. As permitted by Section 102(b)(7) of the DGCL, the Company’s amended and restated certificate of incorporation eliminates the personal liability of the Company’s directors to the Company or the Stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses, including attorneys’ fees, incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

The principal effect of the limitation on liability provision is that a Stockholder is unable to prosecute an action for monetary damages against a director unless the Stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate the Company’s rights or any Stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions do not alter a director’s liability under federal securities laws. The inclusion of this provision in the Company’s amended and restated certificate of incorporation may discourage or deter Stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its Stockholders.

The Company’s amended and restated bylaws require the Company to indemnify and advance expenses to its directors and officers to the fullest extent permitted by the DGCL, except in certain cases of a proceeding instituted by the director or officer without the approval of the Open Lending Board.

The Open Lending Board has approved a form of indemnification agreement with respect to the directors and a form of indemnification agreement with respect to the officers and has entered into such applicable form of indemnification agreement with each of its directors and officers. The forms of indemnification agreement provide the directors and officers with contractual rights to the indemnification and expense advancement rights provided under the Company’s amended and restated bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

The Company has obtained directors’ and officers’ liability insurance which insures against certain liabilities that its directors and officers and its subsidiaries, may, in such capacities, incur.

The foregoing description of certain provisions of the Company’s amended and restated certificate of incorporation and amended and restated bylaws is qualified in its entirety by reference to the full text of the Company’s Amended and Restated Certificate of Incorporation, filed as Exhibit (e)(4) hereto and incorporated herein by reference, and the Company’s Amended and Restated Bylaws, filed as Exhibit (e)(5) hereto and incorporated herein by reference.

The Merger Agreement provides that, to the fullest extent permitted under (i) the Surviving Corporation’s certificate of incorporation or bylaws, each as in effect immediately prior to the Effective Time, or (ii) indemnification agreements between each current and former director or officer of the Company or any of its subsidiaries (collectively, the “Indemnified Parties”), from and after the Effective Time, Parent will cause the Surviving Corporation and its subsidiaries to indemnify and hold harmless and advance expenses to, each Indemnified Party against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Party’s service as a director or officer of the Company or its subsidiaries or services performed by such Indemnified Party at the request of the Company or its subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the transactions contemplated by the Merger Agreement and the process conducted by the Open Lending Board in connection therewith. The Merger Agreement also provides that all provisions related to the exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of an Indemnified Party as provided in the Surviving Corporation’s certificate of incorporation and bylaws, as in effect as of the date of the Merger Agreement, shall remain in full force and effect for a six (6)-year period beginning at the Effective Time.

Prior to the closing of the Merger, the Company shall, and if the Company fails to do so, Parent shall cause the Surviving Corporation as of the closing of the Merger to, obtain and fully pay the premium for (i) six-year “tail” directors’ and officers’ liability insurance policies (the “D&O Policy”), (ii) three-year “tail” errors and omissions/professional liability coverage, (iii) six-year “tail” cyber insurance and (iv) six-year “tail” fiduciary liability insurance for employment practices (collectively, “Tail Policies”), in each case from carriers with the same or better credit rating as the Company’s current carriers that cover such risks, with terms, conditions, retentions and levels of coverage that are at least as favorable as the Company’s existing policies as of immediately prior to the entry into the Merger Agreement. The Surviving Corporation will continue to maintain the D&O Policy in effect for a period of six years from and after the closing of the Merger. However, the Company or the Surviving Corporation will not be required to expend in the aggregate for such Tail Policies an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance policies; provided, that if the annual premiums of such insurance coverage exceed such amount, the Company or the Surviving Corporation shall obtain Tail Policies with the greatest coverage available for a cost not exceeding such amount.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below shows the compensation that could become payable to each of the Company’s named executive officers and that is based on or otherwise relates to the Merger Agreement and the transactions contemplated thereby. This compensation is referred to as “golden parachute” compensation by the applicable SEC rules.

This includes the Company’s principal executive officer, principal financial officer, the three other most highly compensated executive officers who were serving as executive officers as of the end of the Company’s 2025 fiscal year, and one additional individual who would have been a named executive officer but for the fact that he was no longer serving as an executive officer at fiscal year-end. For purposes of the below disclosure, we refer to the named executive officers who are employed with the Company as of the date of this Schedule 14D-9 as the “current named executive officers.”

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below, and do not reflect certain compensation actions that may occur before the Effective Time and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

The amounts indicated below do not attempt to quantify any reduction that may be required as a result of the Code Section 280G best net cutback as described above under “—Employment Agreements”; therefore, actual payments to Jessica Buss and Massimo Monaco could be less than the amounts indicated below.

The table below summarizes the potential severance, unvested equity award and other payments that each named executive officer could be entitled to receive from the Company if the Offer is consummated and, with respect to payments under the Employment Agreements and the Executive Severance Plan, the current named executive officer’s employment is terminated by the Company or its successor without “cause” or by the officer for “good reason” (as such terms are defined in the relevant plans and agreements), in each case, immediately following the Merger (each, referred to as a “qualifying termination”) and the executive officer does not revoke a general release of claims in favor of the Company. For purposes of calculating such potential payments, we have generally assumed that (i) the Effective Time occurred on June 24, 2026 (which is the assumed date solely for purposes of this section) and each current named executive officer experiences a qualifying termination on that date; (ii) quantification of the Company Options, Company RSUs, and Company PSUs held by such named executive officer is based on the unvested Company Options, Company RSUs, and Company PSUs held by such named executive officer as of June 24, 2026, the latest practicable date before the filing of this Schedule 14D-9, (iii) quantification of severance entitlements is based on each current named executive officer’s compensation (including base salary and target annual cash incentive opportunity) and benefit levels in effect on June 24, 2026, the latest practicable date before the filing of this Schedule 14D-9, and (iv) that the Offer Price is $3.15 per Share.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the sections titled “—Treatment of Shares and Share-Based Awards in Connection with the Offer and Merger,” “—Employment Agreements,” and “—Executive Severance and Change in Control Policy” above.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Jessica Buss	3,583,562	4,620,384	37,630	8,241,576
Michelle Glasl	827,000	1,043,105	26,448	1,896,553
Ben Massey	568,750	831,686	33,792	1,434,228
Massimo Monaco	800,000	2,003,936	—	2,803,936
Matthew Sather	624,925	1,018,690	40,589	1,684,204
Charles D. Jehl*	—	—	—	—

*

Mr. Jehl departed the Company in 2025 and is not entitled to any payments in connection with the Merger Agreement or the consummation of the transactions contemplated thereby (other than the receipt of Per Share Merger Consideration in his capacity as a Stockholder, to the extent applicable).

(1)

Cash. The estimated amounts listed in this column include the aggregate value of (A) cash severance each current named executive officer would be entitled to receive under his or her severance arrangement in connection with a qualifying termination immediately prior to or within 12 months after the Effective Time, including a lump sum cash severance payment based on (i) two times for Ms. Buss and one times for each other current named executive officer, such named executive officer’s base salary; and (ii) two times for Ms. Buss and one times for each other current named executive officer, such named executive officer’s annual incentive bonus based on the attainment of the actual level of performance as determined by the Open Lending Board or the compensation committee of the Open Lending Board immediately prior to the Effective Time and extrapolated for the remainder of the fiscal year in which the Merger occurs, or, if higher, the target annual incentive compensation for the then current year if such termination occurs in the first half of the year (however, for purposes of the table below, target level of performance for the annual incentive compensation amount is used because the actual level of performance has not yet been measured); and (B) in the case of Ms. Buss, a pro-rata portion of her annual incentive bonus, calculated as the greater of the target and the actual amount of her annual incentive bonus based on actual performance determined under the terms of the Company’s annual incentive program as then in effect (the “Buss Pro-Rata Bonus”). Severance payments (which, for the avoidance of doubt, excludes the Buss Pro-Rata Bonus) under each current named executive officer’s severance arrangements are “double-trigger” in that they would be paid to the named executive officer only if such named executive officer experiences a qualifying termination within the time period specified above and the Buss Pro-Rata Bonus is a “single-trigger” payment, in that it is payable upon a change in control if she is then employed by the Company. For additional information see “—Employment Agreements” and “—Executive Severance Plan” above. The table below provides further information regarding the amounts included in this column for each named executive officer:

Name	Lump Sum Cash Severance ($)	Bonus ($)	Total ($)
Jessica Buss	3,200,000	383,562	3,583,562
Michelle Glasl	827,000	—	827,000
Ben Massey	568,750	—	568,750
Massimo Monaco	800,000	—	800,000
Matthew Sather	624,925	—	624,925
Charles D. Jehl	—	—	—

(a)	The amount shown for Ms. Buss in the Bonus column represents the Buss Pro-Rata Bonus (which, for purposes of the table below, results in the use of the target level of performance for the annual incentive compensation amount because the actual level of performance has not yet been measured). No other current named executive officer is entitled to a single-trigger bonus amount.

(2)

Equity. The estimated amounts listed in this column represent the aggregate value in respect of each named executive officer’s unvested Company Options, Company RSUs, and Company PSUs that will vest and generally settle in a lump sum on the first regularly scheduled payroll date of the Company or its subsidiaries, as applicable, that occurs at least five business days after the Effective Time based on the Per Share Merger Consideration, as set forth in more detail in the table below. Vesting of Company Options, Company RSUs, or Company PSUs is a “single-trigger” benefit in that it would occur pursuant to the Merger Agreement upon the Effective Time. For additional information, please see the section entitled “—Treatment of Shares and Share-Based Awards in Connection with the Offer and Merger.”

Name	Aggregate Value of Unvested Company Options ($)	Aggregate Value of Unvested Company RSUs ($)	Aggregate Value of Unvested Company PSUs ($)	Total ($)
Jessica Buss	1,655,680	2,964,704	—	4,620,384
Michelle Glasl	50,981	542,247	449,877	1,043,105
Ben Massey	—	478,098	353,588	831,686
Massimo Monaco	—	1,351,155	652,781	2,003,936
Matthew Sather	49,564	528,548	440,578	1,018,690
Charles D. Jehl	—	—	—	—

(3)

Perquisites/Benefits. The estimated amounts listed in this column represent the value of the continued coverage each named executive officer would be entitled to receive under his or her severance arrangement with respect to continued participation in group health, dental and/or vision plans in connection with a qualifying termination immediately prior to or within 12 months after the Effective Time, subject to the named executive officer signing a release of claims. Such coverage would continue up to 18 months following a qualifying termination for Jessica Buss and up to 12 months for the named executive officers other than Jessica Buss. Such payments under each current named executive officer’s severance arrangements are “double-trigger” in that they would be paid to the named executive officer only if such named executive officer experiences a qualifying termination immediately prior to or within 12 months following the Effective Time. For additional information see “—Employment Agreements” and “—Executive Severance Plan.” None of the named executive officers are entitled to perquisites after termination of employment.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, the Open Lending Board will be permitted to take all such steps as may be necessary or appropriate to cause dispositions of Shares (including related derivative securities) resulting from the Merger by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The compensation committee of the Open Lending Board has adopted resolutions to approve each agreement, arrangement or understanding that has been or will be entered into by Parent, the Company or any of their respective subsidiaries with any of the officers, directors or employees of the Company or any of its subsidiaries pursuant to which compensation, severance or other benefits are or become payable to such person (including as a result of the Merger) as an “employment compensation, severance or other employee benefit arrangement” in accordance with Rule 14d-10(d) promulgated under the Exchange Act.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Open Lending Board

After discussions and review, including in consultation with the Company’s management and legal and financial advisors, the Open Lending Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Stockholders, (ii) declared it advisable to enter into the Merger Agreement, and authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, and (iii) resolved to recommend that the Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background and Reasons for the Open Lending Board’s Recommendation

Background of the Offer

The following chronology summarizes the key meetings, negotiations and other events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among members of the Open Lending Board, Parent, the Company’s senior management, the Company’s representatives, ANV’s representatives and other parties.

The Open Lending Board, together with Company management and with the assistance of the Company’s outside advisors, regularly reviews the Company’s performance, growth prospects and overall strategic direction and considers various strategic opportunities available to the Company, as well as other ways to enhance stockholder value. From time to time, these evaluations have included reviews of the merits and drawbacks of the Company’s strategy as a standalone company and potential opportunities for business combinations, acquisitions, divestitures, strategic partnerships and other transactions, including in light of the competitive dynamics and industry trends affecting the automotive lending and credit insurance industries.

Members of the Open Lending Board, together with the Company’s senior management, have from time to time met or otherwise communicated informally with industry participants regarding potential business combinations, acquisitions, strategic partnerships and other transactions.

One of the Company’s primary insurance partners, AmTrust Financial Services, Inc. (“AmTrust”), and the Company have, from time to time and in the ordinary course of business, engaged in discussions regarding the Company’s pricing, models, underwriting guidelines, product initiatives, prospects, and overall business strategy as a result of their partnership. These discussions have taken place in light of information rights AmTrust has pursuant to the producer agreement between the Company and AmTrust.

On July 25, 2024, the Company entered into an engagement letter with Financial Technology Partners LP and its wholly owned subsidiary FTP Securities LLC (together, “FT Partners”) for the provision of investment banking services in connection with the Company’s consideration of potential strategic transactions, including acquisitions, a potential sale of the Company and placement agent services in connection with potential capital raises.

On April 22, 2025, Jessica Buss, the Company’s Chief Executive Officer and Chair of the Open Lending Board, had a meeting with the Chief Executive Officer of AmTrust, at which AmTrust’s Chief Executive Officer advised Ms. Buss that AmTrust planned to submit an offer to acquire the Company.

On April 24, 2025, the Company received an unsolicited, confidential, non-binding proposal from AmTrust to acquire all of the outstanding shares of common stock of the Company for $2.00 per Share in cash. The proposal requested a response by May 12, 2025. On April 24, 2025, the closing price per Share of the Company was $1.28.

The Company engaged its then-current outside counsel and sought advice from FT Partners in connection with its evaluation of the offer from AmTrust.

On May 1, 2025, at a regularly scheduled meeting, the Open Lending Board authorized the Executive Committee of the Open Lending Board (the “Executive Committee”), which was formed on April 19, 2024 for the purpose of, among other things, overseeing and making recommendations to the Open Lending Board regarding the strategic direction of the Company and is comprised of Ms. Buss and Messrs. Greenberg and Hegge, to work with Company management and the Company’s legal and financial advisors in connection with the evaluation of the offer from AmTrust. The Executive Committee was authorized to, among other things, review and evaluate potential transactions and to recommend actions to the Open Lending Board. The Open Lending Board did not delegate this authority to the Executive Committee as a result of any perceived or actual conflict of interest on the part of any Board members. The Open Lending Board specifically directed the Executive Committee to review the AmTrust offer letter, take any necessary action, and report its findings to the Open Lending Board as needed.

On May 9, 2025, the Executive Committee met with members of Company management and representatives of each of its then-current outside counsel and FT Partners to review AmTrust’s proposal. The Company’s in-house counsel reviewed a presentation on fiduciary duties at the meeting. Representatives of FT Partners reviewed FT Partners’ preliminary financial analysis of the proposal and the Company. Following discussion, the Executive Committee concluded that the AmTrust proposal did not adequately value the Company in light of the Company’s business, operations and prospects, and determined to decline the proposal. The Executive Committee determined that implementation of the Company’s long-term strategy was more likely to add value to the Company’s stockholders than the inbound proposal from AmTrust. The Executive Committee directed Ms. Buss to inform AmTrust that the Company declined the proposal.

On May 11, 2025, Ms. Buss informed the Chief Executive Officer of AmTrust that the Company believed the value proposed was insufficient and the Company was not interested in pursuing AmTrust’s proposal.

On May 12, 2025, the Company confirmed in writing to AmTrust the position Ms. Buss had conveyed the day prior. As of this date, the closing price of the Company’s stock was $2.01 per Share.

On May 23, 2025, AmTrust sent a letter to the Company increasing its offer to $3.00 per Share in cash. In the letter, AmTrust expressed concern about the ongoing viability of the Company’s business and requested the opportunity to present its proposal in person to the Open Lending Board.

On May 27, 2025, the Executive Committee met with the Company’s legal and financial advisors. Representatives of FT Partners reviewed FT Partners’ preliminary financial analysis of the offer and the Company. A discussion ensued regarding the offer, the Company’s forecast and FT Partners’ preliminary financial analysis. The Executive Committee determined to recommend to the Open Lending Board that AmTrust be given an opportunity to present to the Open Lending Board at which meeting the Open Lending Board could address AmTrust’s concerns and respond to Amtrust’s offer.

On May 28, 2025, the Open Lending Board met with the Company’s legal and financial advisors. In-house counsel reviewed the Open Lending Board’s fiduciary duties. Representatives of FT Partners reviewed FT Partners’ preliminary financial analysis of the offer and the Company, previously reviewed with the Executive Committee. The Open Lending Board discussed the strategy in responding to AmTrust’s offer and the implications for the ongoing business relationship with AmTrust. Following discussion, the Open Lending Board determined to accept AmTrust’s request to present the proposal to the Open Lending Board in person.

On June 5, 2025, the Open Lending Board met with its legal and financial advisors and invited representatives of AmTrust to present AmTrust’s rationale for the proposal. Representatives of AmTrust presented the view that the Company would be better positioned as a private company and that a transaction with AmTrust would deliver immediate liquidity and a significant premium to the Company’s stockholders.

Representatives of AmTrust also requested a discussion regarding the Company’s long-term strategy, noting that AmTrust may revisit the ongoing business relationship with the Company if AmTrust and the Company were not aligned on long-term strategy. After the representatives of AmTrust departed the meeting, the Open Lending Board instructed Ms. Buss to inform AmTrust that Open Lending planned to respond to the offer by the end of June.

On June 17, 2025, the Open Lending Board met with its legal and financial advisors. The Open Lending Board discussed the Company’s ongoing business relationship with AmTrust and the importance of that relationship to the Company. In-house counsel then reviewed with the Open Lending Board its fiduciary duties. Representatives of FT Partners reviewed FT Partners’ preliminary financial analysis of AmTrust’s proposal and of the Company. A discussion ensued between the Open Lending Board and representatives of FT Partners regarding various potential alternatives, including remaining an independent public company, negotiating a deal with AmTrust, running a sale process or conducting a market check. The Open Lending Board discussed whether to run a sale process or market check at this time, including consideration of the following: (i) potential leaks from running a sale process; (ii) that it was unlikely that any sale process or market check would result in a potential buyer willing to pay more than AmTrust given, among other things, AmTrust’s knowledge of the Company’s business and the potential synergies from a transaction because of its commercial relationship with the Company; (iii) that any potential buyer would likely need to approach AmTrust to ensure the continued value of the Company, and AmTrust may not be willing to facilitate such a transaction; and (iv) that the Open Lending Board considered it could be possible that AmTrust would refuse to participate in any sale process. The Open Lending Board also discussed the possibility of a post-signing market check. Following discussion, the Open Lending Board determined that the proposal from AmTrust undervalued the Company and its prospects and determined that at that time, it was not in the best interest of the Company’s stockholders to accept the proposal as it did not fully value the Company but also concluded that it was possible for a negotiated transaction to provide significant value to the Company’s stockholders. As a result, the Open Lending Board concluded that the offer proposed was insufficient but that the Company was prepared to enter into a non-disclosure agreement with AmTrust to provide information the Company believed would support a higher offer price. The Open Lending Board directed Company management to prepare and send a response to AmTrust based on the foregoing.

On June 30, 2025, the Company and AmTrust entered into a non-disclosure agreement.

On July 1, 2025, representatives of the Company met with representatives of AmTrust at the Company’s headquarters in Austin, Texas to discuss the Company’s business.

On July 15, 2025, the Open Lending Board met with its legal and financial advisors to review certain materials prepared by the Company and the Company intended to share a portion of such materials with AmTrust. Representatives of FT Partners reviewed FT Partners’ preliminary financial analysis of the Company and received feedback from the Open Lending Board. The Open Lending Board directed Company management to provide certain financial information regarding the Company to AmTrust and to continue to engage with representatives of AmTrust to pursue a higher offer price.

On July 19, 2025, the Open Lending Board received and reviewed an initial customary material relationship disclosure from FT Partners. Following its review of the FT Partners relationship disclosure, the Open Lending Board determined there was no relationship that would prevent FT Partners from serving as financial advisor to the Company.

On July 30, 2025, at a regularly scheduled meeting of the Open Lending Board, the Open Lending Board discussed, among other things, whether AmTrust’s interest in a potential transaction with the Company may be waning in light of more limited engagement and a lessened sense of urgency than had initially been exhibited by AmTrust.

Also on July 30, 2025, certain financial information presented to the Open Lending Board on July 15, 2025, including the Company’s potential synergies with AmTrust as a result of a potential sale transaction, was provided to AmTrust.

On July 31, 2025, the CEO of AmTrust met with Ms. Buss and indicated that AmTrust was pausing its consideration of a potential transaction with the Company because, in his view, the Company’s future prospects were positive and Company management was capable of realizing additional value for the Company such that the concerns expressed about the ongoing viability of the Company’s business expressed in AmTrust’s May 23, 2025 letter were addressed and AmTrust was no longer evaluating whether it should maintain its relationship with the Company and had determined to continue AmTrust’s relationship with the Company. Ms. Buss notified the Executive Committee and Open Lending Board of this development later on the day of July 31, 2025.

On August 4, 2025, the Company and AmTrust entered into an extension of their insurance partnership arrangement through 2033. With the extension of the insurance partnership, the Company and AmTrust continued to operate in the ordinary course of business and there were no further discussions regarding a potential transaction.

On September 8, 2025, the Company and FT Partners amended their engagement letter to remove the quarterly retainer payable to FT Partners for a period of time in light of the Company’s lack of focus on strategic alternatives.

On December 4, 2025, at an ordinary course meeting between representatives of AmTrust and Company management in New York, a representative of AmTrust informed representatives of the Company that AmTrust and Blackstone Credit & Insurance (“Blackstone”) had recently closed on a transaction to form ANV, a new independent multinational MGA platform jointly owned by AmTrust and funds managed by Blackstone. The representative of AmTrust suggested that representatives of the Company speak with the Chief Executive Officer of ANV about potential business opportunities. Later that day, representatives of the Company met with Adam Karkowsky, the Chairman and CEO of ANV, who indicated ANV’s interest in discussing a potential strategic transaction with the Company, suggested that ANV was aware of and expected to be able to exceed the value of AmTrust’s prior proposal to acquire the Company and expressed the view that a transaction with ANV would be in the best interest of the Company and its stockholders.

On December 5, 2025, Ms. Buss notified members of the Open Lending Board about her conversation with Mr. Karkowsky and that ANV expressed an interest in acquiring the Company.

On December 17, 2025, the Open Lending Board met via teleconference to discuss, among other things, the potential interest from ANV. During the meeting, Company management reviewed with the Open Lending Board the December 4, 2025 meetings with AmTrust and ANV and the December 5, 2025 conversation with Mr. Karkowsky regarding a potential sale transaction. Following discussion, the Open Lending Board authorized Company management to continue to engage with ANV and to allow ANV to conduct due diligence, subject to the execution of a non-disclosure agreement with the Company.

On December 18, 2025, a representative of the Company informed ANV that the Open Lending Board supported engagement to explore ANV’s interest in a potential transaction. The parties had a subsequent call that day to discuss the requirement that the parties enter into a non-disclosure agreement before information would be provided and to schedule a management presentation to discuss the Company.

On December 21, 2025, the Company and ANV executed a non-disclosure agreement. The non-disclosure agreement included customary standstill provisions for a 12-month period that would fall away upon the Company’s entry into a definitive agreement providing for a sale of the Company. The standstill provision also permitted ANV to submit confidential acquisition proposals to the Company.

On December 29, 2025, the Company and ANV held a videoconference meeting to introduce their respective representatives and to align on the topics for a potential future management meeting.

Also on December 29, 2025, the Company opened a virtual data room, and ANV received confidential information from the Company for purposes of further evaluating a potential transaction. During the course of the ensuing discussions, ANV and its advisors conducted legal, financial, accounting and tax confirmatory due diligence, including diligence calls with members of the Company’s management.

On January 15, 2026, the Open Lending Board met via teleconference with representatives of each of Jones Day, the Company’s outside legal counsel, and FT Partners present. Company management discussed with the Open Lending Board matters to be included in a presentation to be shared with ANV scheduled for January 23, 2026, including, among other things, the Company’s 2025 highlights, and preliminary results, as well as the Company’s preliminary forecasts. The discussion also covered potential new opportunities for the Company and preliminary views as to potential synergies that might be realized in connection with a potential strategic transaction with ANV. The Open Lending Board discussed the merits and drawbacks of engaging in negotiations with ANV, or engaging in exploratory discussions with additional potential counterparties, and the likelihood of interest from, and the ability to execute an attractive transaction with, such additional potential counterparties. A representative of Jones Day discussed with the Open Lending Board the Open Lending Board’s fiduciary duties in connection with consideration of a potential sale of the Company. The Open Lending Board also discussed delegating to the Executive Committee certain responsibilities related to oversight of the engagement with ANV and other potential third parties in connection with a potential sale transaction. Following discussion, the Open Lending Board approved the preliminary forecasts for use in connection with the meeting with ANV on January 23, 2026. We refer to these forecasts as the “January 2026 Management Case,” as further described below under the heading “Certain Unaudited Prospective Financial Information.”

On January 20, 2026, the Open Lending Board adopted resolutions delegating to the Executive Committee previously formed on April 19, 2024 and comprised of Ms. Buss and Messrs. Greenberg and Hegge the authority to, among other things, review, negotiate and evaluate a potential transaction, and, with the assistance of Company management, external advisors and the Open Lending Board, and subject to the full Open Lending Board’s approval of any potential transaction, determine whether a potential transaction is in the best interests of the Company and its stockholders. The Open Lending Board did not delegate this authority to the Executive Committee as a result of any perceived or actual conflict of interest with respect to a potential transaction.

On January 20, 2026, following this delegation, the Executive Committee met to discuss the possibility of a strategic transaction with ANV. At the meeting of the Executive Committee, a discussion ensued regarding the Company performing a market check, and the Executive Committee, in consultation with representatives of FT Partners, reviewed a list of potential strategic and financial counterparties identified by FT Partners as potentially having strategic interest in considering an acquisition of the Company, and the capability of consummating such a transaction. The Executive Committee determined to wait until it received feedback from the planned meeting with ANV on January 23, 2026 before deciding whether to move forward with the market check. Pending the January 23, 2026 meeting, the Executive Committee authorized FT Partners to commence outreach to selected parties, using February 17, 2026, the date the Open Lending Board targeted as a potential signing date with ANV subject to ANV being able to complete due diligence and finalize definitive documentation on such timetable, as an approximate deadline to receive any indications of interest, which discussions could be used to inform next steps regarding the conduct of the strategic process.

On January 23, 2026, members of Company management met with representatives of ANV, AmTrust, and Evercore, financial advisor to ANV, at ANV’s offices in New York. Representatives of FT Partners also attended the meeting. Company management reviewed, among other things, a preliminary version of the January 2026 Management Case previously presented to and approved by the Open Lending Board at the January 15, 2026 Open Lending Board meeting. Following the meeting, representatives of Company management and ANV met separately at lunch, during which ANV verbally proposed to acquire all of the outstanding shares of common stock of the Company for $3.25 per Share and ANV representatives indicated that they would present a formal offer, likely late in the week of January 26 or early the following week. The Shares closed at $1.89 per Share on January 23, 2026. A representative of Company management indicated that while they would notify the Open Lending Board of the verbal offer, the Company believed its value to be higher than ANV’s offer of $3.25 per Share based on the January 2026 Management Case plus synergies.

Following the January 23, 2026 management meetings, Ms. Buss met with the other members of the Executive Committee and updated them on the Company management presentation to ANV and its financial advisors as well as the verbal offer proposed by ANV in the subsequent lunch meeting among principals. She reported that ANV representatives indicated that they would present a formal offer, likely late in the week of January 26 or early the following week. The Executive Committee discussed the FT Partners’ most recent preliminary financial analysis of the Company and the market check process. The Executive Committee also discussed the relative benefits of pursuing a market check or a post-signing go-shop period. Following discussion, the Executive Committee determined to start a market check process after further discussion with ANV occurred during the week of January 26. The Executive Committee determined to be proactive and directed Company management to work with outside counsel to consider, among other things, structure and definitive documentation. The Executive Committee also directed Ms. Buss to inform ANV that an offer closer to $3.75 per Share better reflected the potential value of the Company.

The Open Lending Board then determined that a targeted market check was appropriate given the timeline for a potential transaction with ANV. During the week commencing on January 26, 2026, FT Partners commenced a market check to eight potentially interested third parties, including five financial sponsors and three strategic buyers, selected based on the likelihood of their strategic interest in a transaction with the Company, the likelihood of each party having sufficient funds to pay the merger consideration, their understanding of the Company’s market and business and their perceived prior interest in the Company.

On January 26, 2026, representatives of the Company and ANV discussed synergies and public company related expenses. ANV informed the Company that Paul, Weiss, Rifkind, Wharton & Garrison LLP was serving as ANV’s legal counsel. During this call, ANV indicated that its financing sources had raised concerns regarding recent certified loan volume. ANV also provided an updated verbal offer of $3.50 per Share.

On January 29, 2026, representatives of ANV and the Company met to further discuss the elimination of public company related expenses and other potential synergies that might result if the parties proceeded with a potential transaction, as well as January 2026 Management Case, which had been updated from the preliminary version shared with ANV on January 23, 2026 to reflect actual financial results from the fourth quarter of 2025.

Also on January 29, 2026, the January 2026 Management Case was provided to ANV, and separate forecasts of the Company, which reflect more conservative assumptions regarding the Company’s growth initiatives than the assumptions reflected in the January 2026 Management Case (the “January 2026 Base Case”) were provided to and reviewed by the Executive Committee.

On February 3, 2026, the Company received a confidential, non-binding indication of interest from ANV offering $3.50 per Share to acquire all of the outstanding Shares in a tender offer followed by a back-end merger. The Shares closed at $1.74 per Share on February 3, 2026. The indication of interest included a request for exclusivity and proposed a cap on the Company’s transaction-related expenses, including fees payable to its financial and legal advisors. The indication of interest also stated that ANV sought to prioritize discussions regarding continued employment with Jessica Buss, Massimo Monaco, and certain other key employees. However, no discussions between Company management and ANV regarding post-closing employment occurred prior to the signing of the Merger Agreement June 15, 2026.

Also on February 3, 2026, the Executive Committee met to discuss the proposal from ANV. The Executive Committee discussed the proposed offer price of $3.50 per Share, the proposed tender offer structure, and ANV’s request for exclusivity. The Executive Committee also discussed the potential transaction-related expense cap and noted that the Company had existing binding engagement arrangements with its advisors that would make such a cap impractical. The Executive Committee directed Company management to follow up with ANV regarding the exclusivity request, noting that the Company would not be prepared to consider exclusivity until it had completed targeted outreach to other potentially interested third parties. The Executive Committee also discussed the status of the market check. A representative of FT Partners updated the Executive Committee that two parties had executed non-disclosure agreements, one had declined interest, and other parties were reviewing or negotiating non-disclosure agreements. After discussion with representatives of FT Partners, the Executive Committee directed Company management to communicate to ANV that the Company planned to set a deadline of February 17, 2026 to receive any indications of interests from third-parties interested in pursuing a potential transaction with the Company.

On February 5, 2026, the Open Lending Board received and reviewed customary material relationship disclosure from FT Partners that was updated from FT Partners’ July 19, 2025 conflict disclosure. Following its review of the FT Partners relationship disclosure, the Open Lending Board determined there was no relationship that would prevent FT Partners from serving as financial advisor to the Company.

On February 7, 2026, the Open Lending Board met to discuss the indication of interest from ANV. A representative of Jones Day discussed with the Open Lending Board its fiduciary duties in connection with considering a potential sale of the Company. Representatives of FT Partners then reviewed FT Partners’ preliminary financial analysis of the Company. A discussion ensued regarding the indication of interest from ANV at $3.50 per Share, as compared to the prior offers from AmTrust of $2.00 per Share and $3.00 per Share. Company management noted that, prior to the February 3 indication of interest, ANV had verbally indicated a price of $3.25 per Share, and that Company management had indicated the Open Lending Board’s potential support for a transaction at a value higher than ANV’s offer of $3.25 per Share. Company management further noted that it had responded that $3.75 per Share was an appropriate price, but that ANV appeared unwilling to offer any more than $3.50 per Share. Representatives of FT Partners reviewed the details of the ANV offer, and observed that ANV appeared to be a serious and qualified potential buyer. Representatives of FT Partners also reviewed the status of the Company’s discussion with other potentially interested third parties. At the February 7, 2026 meeting, the Open Lending Board discussed the terms of the ANV offer, including the negotiations around price that had taken place between Company management and ANV. The Open Lending Board also noted that there had been no conversations between Company management and ANV regarding the retention of any particular members of Company management or other employees. Also at this meeting, the Open Lending Board discussed ANV’s request for exclusivity. Following discussion, the consensus of the Open Lending Board was that the Company was not in a position to consider exclusivity at this time, but subject to the results of the Company’s ongoing market check process, may be willing to consider it after further progress on the transaction documents.

On February 9, 2026, representatives of the Company and ANV met again to discuss potential synergies related to expense reductions and projected certified loan volume.

Between February 12, 2026 and February 14, 2026, the Company and ANV engaged in further negotiations regarding price and other terms. ANV indicated it could not proceed at the $3.50 per Share offer price due to recent concerns regarding the Company’s recent certified loan volume trends and financial performance and lowered its offer to $3.00 per Share.

At a meeting held on February 14, 2026, the Executive Committee considered ANV’s revised position and, in consultation with representatives of FT Partners, evaluated whether to continue negotiations with ANV or to pursue alternative transactions. The Executive Committee noted that to date the market check had not produced any competing offers. Representatives of FT Partners informed the Executive Committee that many parties declined interest in the market check and that three parties had declined to make an offer but indicated that they may potentially be open to participating in a sale process. Representatives of FT Partners discussed the risks of delaying a potential transaction with ANV in favor of uncertain prospects with the three parties that expressed potential openness to participating in a sale process, and that ANV and AmTrust knew the Company well. A discussion ensued among the Executive Committee, Company management and the Company’s advisors regarding the fact that AmTrust could, accordingly, realize significant synergies from a potential transaction with the Company. The Executive Committee also expressed its belief that the Open Lending Board could deliver the best value to the Company’s stockholders by continuing negotiations with ANV. Company management communicated to ANV that the Company could not accept a cap on transaction expenses due to existing engagement arrangements with its advisors. ANV subsequently indicated it could complete the potential transaction at $3.12 per Share without requiring approval from its financing sources. Following consultation with and authorization from the Executive Committee, Company management countered at $3.15 per Share, subject to the Company’s transaction expenses not being subject to a cap, and ANV verbally agreed to those terms. At the February 14, 2026 meeting, Company management expressed the opinion that, following the latest round of negotiations, it was unlikely that ANV would make any further modifications to the offer price or other material terms of the offer. Also at the February 14, 2026 meeting, the Executive Committee concluded that $3.15 per Share represented the best reasonably obtainable price in light of the market check results, the more than 100% premium over the Company’s trading price and ANV’s unique position as a buyer with significant synergies. The Executive Committee discussed the reduction in offer price from $3.50 per Share to $3.15 per Share and determined that, given the results of the market check and the Executive Committee’s view that ANV was unlikely to increase its price from $3.15 per Share, $3.15 per Share represented the best reasonably obtainable price.

Of the eight potential counterparties contacted as part of the market check by representatives of FT Partners at the Open Lending Board’s direction, four potential counterparties declined to participate in the Company’s sale process and four potential counterparties, entered into customary non-disclosure agreements with the Company in the first and second week of February 2026 and received access to confidential information. No parties other than ANV submitted offers during the market check.

On February 14, 2026, the Executive Committee met to discuss entering into an exclusivity agreement with ANV because the Company’s market check was substantially complete without any interest from third-parties and ANV’s February 3, 2026 indication of interest stated that in order to proceed with the potential transaction it required that the Company and ANV enter into an exclusivity agreement given the substantial resources ANV was expending in connection with the potential transaction. The Executive Committee and the Company’s advisors discussed the terms of ANV’s exclusivity request, the Open Lending Board’s fiduciary duties in evaluating such request, the results of the market check process, the practical implications and risks of granting ANV exclusivity, including the potential loss of negotiating leverage, and the Executive Committee’s ability to reject an unsatisfactory offer following the exclusivity period. The Executive Committee also considered that the exclusivity agreement would terminate automatically if ANV offered the Company less than $3.15 per Share, which provided protection against further price reductions. The Executive Committee also noted that the lack of interest from other parties during the market check process lowered the opportunity cost to granting exclusivity to ANV at that stage. Following discussion, the Executive Committee approved the Company’s entry into an exclusivity agreement with ANV, and the parties subsequently executed the exclusivity agreement. The exclusivity agreement provided for exclusivity until the earlier of February 28, 2026, the entry of ANV and the Company into a definitive agreement or any offer by ANV for less than $3.15 per Share. Also at the February 14, 2026 Executive Committee meeting, representatives of Jones Day reported on negotiations related to the merger agreement, noting that Jones Day had received an initial draft from ANV’s counsel on February 11, 2026. The Executive Committee discussed several material terms, including the termination fee, which ANV’s draft proposed at 4.5% of equity value, the termination rights giving rise to the Company owing the termination fee to ANV, ANV’s request for support agreements, the lack of sufficient regulatory cooperation provisions and the scope of the Company’s representations and warranties.

On February 18, 2026, the Open Lending Board met with representatives of each of Jones Day and FT Partners present. Company management updated the Open Lending Board that no offers were made during the market check. The advisors further updated the Open Lending Board on the status of negotiations with ANV, including the proposed purchase price of $3.15 per Share, the removal of the transaction expense cap, and the execution of the exclusivity agreement, which would expire on the targeted signing date of February 28, 2026. A discussion ensued regarding the ANV offer, including that it represented a premium of approximately 132% over the Company’s February 13, 2026 trading price. The Open Lending Board noted that no member of Company management had any agreement or understanding with ANV regarding post-closing employment, compensation, or other benefits. The Open Lending Board expressed its belief that continuing negotiations with ANV was the best path to deliver value to stockholders. The Open Lending Board, Company management and representatives of FT Partners discussed that ANV was unlikely to increase its price from $3.15 per Share or modify any material terms of its offer. Also at the February 18, 2026 meeting, Representatives of Jones Day discussed with the Open Lending Board its fiduciary duties and led a discussion regarding the February 17, 2026 draft merger agreement, which had been prepared by Jones Day. The Open Lending Board discussed key provisions, including the representations and warranties, termination rights and fees, certain employee covenants, ANV’s obligations with respect to regulatory approvals, and the interim operating covenants. The principal areas of negotiation in the merger agreement included (i) the amount of the termination fee payable by the Company, which ANV’s draft proposed at 4.5% of equity value and the Company had countered at 3.0% of equity value, (ii) the obligations of ANV to use efforts to obtain regulatory approvals required to consummate the Merger, (iii) the non-solicitation provisions applicable to the Company during the period prior to the closing of the Merger, and terms related to the Company’s ability to terminate the merger agreement to accept a superior proposal, and (iv) the nature and scope of the interim operating covenants applicable to the Company during the period prior to the closing of the Merger. The Open Lending Board discussed next steps and instructed Company management and the Company’s advisors to continue negotiations with ANV and finalize definitive deal documentation.

On February 23, 2026, Ms. Buss met with representatives of ANV and AmTrust. ANV informed the Company that it was not in a position to pursue the transaction at the time. In the interest of entering into the merger agreement by the February 28, 2026 targeted signing date, the parties discussed the possibility of AmTrust, an affiliate of ANV, serving as the acquirer, and ANV confirmed that if the parties proceeded with AmTrust as the acquiror no change to the economic terms of the potential transaction was contemplated and that AmTrust had sufficient cash to fund the potential transaction without any financing. Ms. Buss promptly notified other members of the Executive Committee of this development, and the full Open Lending Board was also notified.

On February 25, 2026, representatives of Jones Day provided a revised draft of the merger agreement to ANV’s counsel. The revised merger agreement, which contemplated AmTrust as the acquiror, provided for a heightened regulatory efforts commitment by AmTrust, provided for a reduced termination fee payable by the Company equal to 3.0% of the equity value of the Company, reduced the restrictions on the business during the interim period, revised AmTrust’s financing obligations to reflect a transaction funded with cash on hand and reduced the circumstances in which termination of the merger agreement would require the Company to pay the termination fee.

On February 27, 2026, AmTrust informed Ms. Buss via telephone call that this transaction would be delayed as AmTrust would need additional time for AmTrust to structure its eventual transfer of its ownership interest in the Company following the consummation of a potential transaction to ANV. Ms. Buss promptly notified other members of the Executive Committee of this development, and a representative of the Company updated the full Open Lending Board via email later in the day on February 27, 2026.

On March 6, 2026, the Open Lending Board met and Company management informed the Open Lending Board that ANV previously communicated it would not be able to enter into definitive documentation with respect to the potential transaction prior to March 12, 2026. At the March 6, 2026 meeting, Company management discussed with the Open Lending Board a proposal by ANV to invest $20 million of preferred equity that was convertible into common stock within 12 months, but following these discussions the Open Lending Board and Company management agreed to reject this proposal due to the Company’s cash holdings. Company management noted that it agreed to continue to work with ANV to progress a potential transaction until

March 31, 2026, at which time the parties would make a decision whether or not to continue discussions. On or around March 31, 2026, the parties agreed to pause negotiations regarding a potential transaction and to re-engage in negotiations once ANV was able to complete its required analysis regarding structure.

During March 2026, the Company, AmTrust and ANV remained in contact regarding the status of ANV’s internal process. ANV informed the Company that it expected to have a preliminary view on its willingness to proceed by the end of March 2026. In late March 2026, ANV indicated that its internal review was progressing positively. Even though the exclusivity agreement expired on February 28, 2026, the parties agreed to continue discussions on a non-exclusive basis. The Open Lending Board continued to receive periodic updates from Company management on the status of ANV’s internal process and considered whether to pursue alternative transactions during this period. The Open Lending Board, Company management and representatives of FT Partners discussed that no alternative proposals had emerged during the market check, that ANV remained the only party that had expressed a willingness to acquire the Company at a meaningful premium, the unique synergies available to ANV and that such unique synergies were reflected in the price proposed by ANV. The Open Lending Board determined that continuing discussions with ANV was the most likely path to maximize stockholder value.

In April and May 2026, ANV proceeded with its internal review process in connection with the potential transaction. In late April, ANV communicated to Open Lending that it had received positive preliminary feedback from its internal review process.

On May 26, 2026, following the completion of ANV’s internal process, a representative of ANV contacted Open Lending to report that ANV had determined that it could proceed with the potential transaction and to reaffirm ANV’s proposal to acquire all of the outstanding shares of common stock of the Company for $3.15 per Share. Ms. Buss reaffirmed the Company’s interest in a potential transaction and ANV indicated its intention to recommence bring-down due diligence as soon as practicable and to work toward signing definitive agreements within the following weeks. ANV also indicated that its counsel would provide a revised draft of the merger agreement. The Executive Committee and full Open Lending Board were notified of this development.

On May 28, 2026, the Company received an updated diligence request tracker from ANV’s counsel and on May 29, 2026 ANV’s data room access, which had been terminated on May 9, 2026, was restored. Also on May 28, 2026, representatives of the Company and ANV had a call to discuss process, logistics and timeline for a potential transaction.

Company management and representatives of ANV had a number of due diligence calls over the next few weeks.

On May 28, 2026, representatives of Paul Weiss provided a revised draft of the merger agreement to representatives of Jones Day. The revised draft reflected ANV’s movement from 4.5% to 3.5% on the termination fee and included a new request for a tender and support agreement from the Company’s Chief Executive Officer. The revised draft also proposed: (i) removal of ANV’s obligation to take regulatory remedial actions (including limitations on acquisitions as well as divestiture and hold separate obligations) in order to obtain regulatory approval; (ii) insertion of less onerous materiality qualifiers from certain of the Company’s representations and warranties; (iii) limitations on the circumstances under which the Open Lending Board could make an adverse recommendation change in response to an intervening event; (iv) deletion of ANV’s obligation to provide copies of financing commitment letters and related financing covenants and representations; and (v) an outside date of four months from signing with a two-month extension if HSR approval was the sole unsatisfied condition.

Between May 29 and June 1, 2026, representatives of Jones Day and Company management discussed the terms of the May 28, 2026 draft merger agreement received from ANV’s counsel, including key open issues related to the termination fee, regulatory cooperation obligations, the “Intervening Event” definition, financing covenants and representations, and the outside date. Ms. Buss confirmed the acceptability of ANV’s request that Ms. Buss enter into a tender and support agreement, subject to the parties agreeing to the terms therein.

On June 1, 2026, Jones Day provided a revised draft of the merger agreement to ANV’s counsel.

On June 2, 2026, Jones Day provided ANV’s counsel with consolidated comments to the tender and support agreements.

On June 3, 2026, following the Company’s annual meeting of shareholders, the Open Lending Board met via teleconference to, among other things, receive an update on the status of the potential transaction with ANV. Company management provided an update on the status of the merger agreement negotiations, including the key remaining open issues. The Open Lending Board considered a number of factors, including the increase to the Company’s stock price since the parties had paused negotiations regarding a potential transaction, that no alternative proposals had emerged during the market check or the intervening period, that ANV remained the only party that had expressed a willingness to acquire the Company at a meaningful premium, the potential synergies available to ANV, which the Open Lending Board believed were reflected in the price ANV had proposed, and the Executive Committee’s view that ANV remained unlikely to increase its price above $3.15 per share. In light of such considerations, the Open Lending Board discussed next steps and instructed Company management and the Company’s advisors to continue negotiating the definitive documentation with ANV providing for an acquisition of all of the outstanding shares of common stock the Company for $3.15 per Share.

On June 7, 2026, the Open Lending Board met via teleconference to, among other things, review updates to the January 2026 Management Case and January 2026 Base Case previously considered by the Open Lending Board, including, among other things, updates to reflect actual financial results from the first quarter of 2026, decrease certified loan volume in amounts reflected in the Company’s previously published guidance and to increase Adjusted EBITDA due to expected improved economics from the Company’s profit share revenue, and to discuss the terms of the proposed merger agreement and its fiduciary duties with representatives of Jones Day. The Open Lending Board approved the revised management and base case forecasts, as presented by Company management at the meeting. Representatives of Jones Day provided an update on discussions with ANV’s counsel, reviewed fiduciary duties with the Open Lending Board and reviewed the terms of the merger agreement, including open issues and key provisions. The Open Lending Board provided guidance on the terms of the merger agreement and reviewed the revised tender and support agreement received from ANV’s counsel on June 5, 2026. We refer to these forecasts as the “June 2026 Management Case” and the “June 2026 Base Case,” as further described below under the heading “Certain Unaudited Prospective Financial Information.”

On June 10, 2026, the June 2026 Management Case and the June 2026 Base Case were provided to ANV.

Over the course of the next week, counsel to ANV and counsel to the Company continued to negotiate the terms of the merger agreement and ANV worked with its financing partners to prepare debt and equity commitment letters.

On June 12, 2026, the Open Lending Board received and reviewed updated customary material relationship disclosure from FT Partners, and the Open Lending Board determined there was no relationship that would prevent FT Partners from serving as financial advisor to the Company.

On June 14, 2026, the Open Lending Board met via teleconference with representatives of each of Jones Day and FT Partners. Representatives of Jones Day reviewed the Open Lending Board’s fiduciary duties. Representatives of FT Partners reviewed FT Partners’ preliminary financial analysis of the Company and the potential transaction and the market check process undertaken. Representatives of Jones Day reviewed the key remaining open points on the merger agreement, including the regulatory cooperation covenants, the outside date, financing matters and certain components of the non-solicitation provision. The Open Lending Board provided direction on the open points and requested that Jones Day continue to engage with counsel to ANV.

On June 15, 2026, the Open Lending Board met via teleconference with representatives of each of Jones Day and FT Partners to, among other things, review the substantially final form of merger agreement and disclosure schedules and discuss the resolution of open points on the merger agreement. At this meeting, representatives of Jones Day reviewed with the Open Lending Board its fiduciary duties under Delaware law in evaluating the potential transaction. Company management and representatives of Jones Day reviewed with the Open Lending Board the outcome of the negotiations related to the merger agreement and provided a summary of the final proposed terms thereof, including the resolution of the remaining open points. Representatives of FT Partners reviewed with the Open Lending Board FT Partners’ financial analysis of the Offer Price and the Company and rendered to the Open Lending Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 15, 2026 to the Open Lending Board, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price to be received by the holders of Shares (other than Excluded Shares) in the Merger and Offer (referred to together and not separately, as the “Transaction”), pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

After extensive discussions and deliberation, and in light of the reasons and factors considered, and upon the recommendation of Company management and the Executive Committee, the Open Lending Board, among other things, unanimously (i) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated thereby are fair to and in the best interests of the Company and its stockholders; (ii) adopted and approved the Merger Agreement and the Offer, the Merger and the other transactions contemplated thereby, and declared them to be in the best interests of the Company and its stockholders; (iii) resolved that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

Following approval by the Open Lending Board, the Merger Agreement, disclosure schedules, tender and support agreements and related transaction documents were executed and delivered by the relevant parties.

Prior to the opening of equity trading markets in the United States on June 16, 2026, the Company and ANV issued a joint press release announcing the signing of the Merger Agreement.

Reasons for the Recommendation

At a meeting of the Open Lending Board held on June 15, 2026, after careful consideration, including discussions with the Company’s management and representatives of FT Partners and Jones Day, the Open Lending Board unanimously:

•	determined that the Merger Agreement and the Transaction, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders;

•	adopted and approved the Merger Agreement and the Transaction, including the Offer and the Merger, and declared them to be in the best interests of the Company and its stockholders;

•	resolved that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL; and

•	resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Open Lending Board unanimously recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

In evaluating the Merger Agreement and the Transaction, the Open Lending Board consulted with the Company’s management team and legal and financial advisors and considered a number of factors, including, but not limited to, the following (which are not necessarily in order of relative importance), that the Open Lending

Board viewed as supporting its decision to approve the Merger Agreement and recommend that stockholders accept the Offer and tender their Shares in the Offer:

Certainty of Value and Premium to Trading Price.

•

The Per Share Merger Consideration of $3.15 per Share in cash provides stockholders with certainty of value and liquidity immediately upon closing. The certainty of all-cash consideration removes any valuation risk for stockholders associated with consideration that consists in whole or in part of stock, and eliminates risks, uncertainties and a potentially longer timeline for realizing equivalent value from the Company’s standalone business plan;

•

The Per Share Merger Consideration represents a premium of approximately 78% to the Company’s 90-day volume weighted average share price as of June 15, 2026, the last trading day prior to the announcement of the transaction. The Open Lending Board considered the historical market prices, volatility and trading information with respect to shares of common stock, including the market performance of the Shares relative to that of other participants in Open Lending’s industry and financial forecast, in reaching its determination; and

•

The Open Lending Board’s belief that, after extensive arm’s-length negotiations with ANV, the Open Lending Board had obtained ANV’s best offer, and that, as of the date of the Merger Agreement, $3.15 per Share in cash represented the highest per Share consideration reasonably obtainable.

Market Check Process.

•

The Merger Agreement follows a targeted market check process, with active oversight provided by the Open Lending Board and the Executive Committee, during which FT Partners conducted outreach to potential strategic and financial counterparties that might reasonably be expected to have strategic interest in and the ability to consummate a transaction involving the Company;

•

The fact that of the eight potential counterparties contacted, only four potential counterparties that were contacted entered into non-disclosure agreements and no third party other than ANV submitted an offer during the market check, and that while several parties indicated potential openness to a future sale process, no party made an offer of any kind or presented an offer or viable alternative transaction; and

•

The Open Lending Board’s belief that, in light of the market check results and ANV’s deep knowledge of the Company’s business, it was unlikely that another bidder would offer a higher price such that the best way to secure maximum value for its stockholders was to pursue a transaction with ANV.

Business Environment and Standalone Risks.

•

The current and prospective business environment in which the Company operates, including general economic conditions, the automotive lending landscape, interest rate fluctuations, used vehicle values, consumer credit conditions, and the likely effect of these factors on the Company and its ability to execute its business plans as a standalone public company;

•

The risks inherent in operating as a standalone company, including: (i) fluctuations in macroeconomic conditions that can challenge the Company’s revenues and profitability; (ii) the Company’s dependence on its insurance partners; (iii) varying activation rates and volatility in usage of the Company’s Lenders Protection platform by automotive lenders; and (iv) uncertainty regarding the Company’s future earnings and book value;

•

The Open Lending Board’s belief that the Per Share Merger Consideration of $3.15 per Share payable in cash was more favorable to stockholders on a risk-adjusted basis than the potential value that might result from continuing to operate as an independent company or pursuing a different transaction;

•

The belief of the Open Lending Board that, after negotiations with ANV and its representatives, $3.15 per Share was the highest price that ANV was willing to pay as of the date of execution of the Merger Agreement and that the terms of the Merger Agreement include the most favorable terms to the Company, in the aggregate, to which ANV would be willing to agree; and

•

The assessment of the Open Lending Board that none of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent company or pursuing a different transaction, and the desirability and perceived risks of those alternatives, as well as the potential benefits and risks to the Company’s stockholders of those alternatives and the timing and likelihood of effecting such alternatives) was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account the timeframe in which value might be realized, execution risks as well as business, competitive, financial, industry, legal, market and regulatory risks.

Negotiation Process.

•

The fact that the terms of the Merger Agreement were the result of arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Open Lending Board (including through the Executive Committee), and with the assistance of the Company’s financial and legal advisors;

•

The fact that the Company’s legal and financial advisors were involved throughout the process and negotiations and updated the Executive Committee and the Open Lending Board directly and regularly, which provided the Executive Committee and the Open Lending Board with additional perspectives on the negotiations in addition to those of Company management; and

•

The improvements that the Company and its advisors were able to obtain as a result of negotiations with ANV and its advisors, including (i) the reduction of the termination fee from ANV’s initial proposal of 4.5% of equity value to 3.5% of equity value, (ii) the delivery of executed equity and debt commitment letters providing for sufficient financing to consummate the Transaction, together with covenants requiring ANV to maintain and not adversely modify the commitment letters, (iii) the expansion of the Intervening Event definition to permit the Open Lending Board to consider changes in laws and GAAP, (iv) commitments with respect to employee compensation and benefits during a one-year continuation period following closing, and (v) an Outside Date of four months with an automatic two-month extension if HSR approval is the sole unsatisfied condition.

FT Partners’ Opinion and Analysis.

•

The financial analysis of the Offer Price and the Company reviewed by representatives of FT Partners with the Open Lending Board, as well as the opinion of FT Partners rendered to the Open Lending Board on June 15, 2026, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price to be received by the holders of the Shares (other than Excluded Shares) in the Transaction, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the heading “Opinion of FT Partners LLC” and which full text of the written opinion is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety.

Likelihood and Speed of Consummation of the Offer and the Merger. The Open Lending Board considered the likelihood that the Transaction will be consummated in a timely manner, including:

•

the size and financial strength of ANV and its shareholders, including AmTrust and Blackstone, including the aggregate equity financing commitment of $100.0 million provided under the Equity Commitment Letters (as defined in the Merger Agreement) and the debt financing commitment of $250.0 million provided under the Debt Commitment Letter (as defined in the Merger Agreement), and the representations in the Merger Agreement that the Financing (as defined in the Merger Agreement), together with other cash resources available to ANV, will be sufficient to consummate the Transaction;

•	the absence of any financing condition to the Offer and the Merger in the Merger Agreement;

•	the business reputation and capabilities of ANV, including AmTrust’s extensive track record as a partner of the Company and Blackstone’s track record of successfully completing merger and acquisition transactions, as well as ANV’s deep understanding of the Company’s business through its existing commercial relationship with the Company;

•	the likelihood and speed of obtaining required regulatory approvals, both generally and relative to other alternative counterparties;

•	the fact that the limited nature of the conditions to ANV’s obligations to consummate the Offer and the Merger provides a high degree of likelihood that the Offer and the Merger will be consummated;

•

the potential that closing in a relatively short time frame could reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption; and

•

ANV’s experience and understanding of the insurance space as well as its knowledge of the Company’s business, one of the Company’s key insurance partners, which enhanced ANV’s ability to assess the value of the Company and provides comfort regarding ANV’s ability to complete a timely closing with limited integration risk.

Negotiations with Parent and Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, which were the product of arm’s-length negotiations with ANV, including:

•	The Open Lending Board’s belief that the terms of the Merger Agreement would be unlikely to deter third parties from making a superior proposal;

•	The Company’s ability under certain circumstances to furnish information to, and conduct negotiations with, third parties submitting unsolicited alternative acquisition proposals;

•	The Open Lending Board’s ability, under certain circumstances, to change, withdraw or modify its recommendation that the Company’s stockholders accept the Offer and tender their Shares in the Offer;

•

The Company’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement. In that regard, the Open Lending Board believed that the termination fee of $13,580,000 payable by the Company in such instance is reasonable, representing approximately 3.50% of equity value, consistent with or below similar fees payable in comparable transactions, and not preclusive of other offers;

•

The tender offer structure, which allows stockholders of the Company to receive the Offer Price promptly following the expiration of the Offer without the need for a stockholder meeting or vote, and which allows for a prompt closing of the Merger following the Acceptance Time pursuant to Section 251(h) of the DGCL;

•

The requirement that ANV, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

•

The requirement that the parties use their respective reasonable best efforts to complete the Transaction, including to obtain HSR Act clearance and the change of control approval required under Texas Insurance Code Section 4001.253, in each case, as promptly as reasonably practicable;

•	The limited conditions to ANV’s obligations to consummate the Offer and the Merger, including the absence of a financing condition;

•	The fact that ANV obtained committed equity and debt financing in an amount reasonably necessary to consummate the Transaction;

•

Representations by ANV in the Merger Agreement that the Financing, together with other cash resources available to ANV, will be sufficient to (a) pay the aggregate Offer Price in respect of the Offer and Per Share Merger Consideration in respect of the Merger and any other amounts required to be paid by ANV in connection with the consummation of the Transaction, (b) pay all related fees and expenses payable by ANV and Purchaser in connection with the Transaction, and (c) repay all indebtedness under the Company’s existing credit facilities;

•

The conditions to closing contained in the Merger Agreement, which are limited in number, and which, in the case of the condition relating to the accuracy of the Company’s representations and warranties, is generally subject to a Company Material Adverse Effect qualification;

•	That the definition of “Company Material Adverse Effect” has a number of customary exceptions and is generally a very high standard applied by courts;

•

The terms of the Merger Agreement provide sufficient operating flexibility to the Company to conduct its business in the ordinary course until the earlier of the consummation of the Merger or the termination of the Merger Agreement;

•

The commitment by certain officers and affiliates of certain directors of the Company to enter into support agreements pursuant to which they agreed to tender their Shares in the Offer, which provides additional deal certainty;

•

The availability of statutory appraisal rights to stockholders of the Company who do not vote in favor of the adoption of the Merger Agreement and otherwise comply with all required procedures under the DGCL;

•	The Company’s ability, under circumstances specified in the Merger Agreement, to specifically enforce ANV’s obligations to consummate the Offer and the Merger.

•

The Merger Agreement provisions regarding employee compensation and benefits, including the requirement that continuing employees receive base salary and severance benefit coverage that is no less favorable to those in effect immediately prior to the closing for a one-year continuation period, target annual cash incentive compensation that is no less favorable, in the aggregate, to what was in effect immediately prior to the closing for a one-year continuation period, employee benefits that are substantially comparable, in the aggregate, to what was in effect immediately prior to the closing for a one-year continuation period, and long-term incentive compensation that is no less favorable, in the aggregate, to those provided to similarly situated employees of ANV for a one-year continuation period;

•

The Outside Date of October 15, 2026 (subject to extension to December 15, 2026 if HSR approval is the sole unsatisfied condition), which the Open Lending Board believed provided sufficient time to complete the Offer and the Merger and obtain all required regulatory approvals while maintaining appropriate timeline discipline; and

•

The Merger Agreement provisions requiring the Surviving Corporation to maintain the indemnification obligations of the Company with respect to current and former directors and officers for their service prior to the closing, and requiring the Company or the Surviving Corporation to obtain six-year “tail” directors’ and officers’ liability insurance policies with terms, conditions, retentions and levels of coverage at least as favorable as the Company’s existing policies.

Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Open Lending Board considered the following:

•	The Company’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

•

The provision in the Merger Agreement allowing the Open Lending Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to certain limitations and subject to payment of a termination fee of $13,580,000 in cash, which amount the Open Lending Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

•	The ability of the Open Lending Board, subject to certain limitations, under the Merger Agreement to withdraw or modify its recommendation that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior proposal or material event, change, occurrence or development constituting an “Intervening Event” under the Merger Agreement;

•

The provision in the Merger Agreement requiring ANV to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

•

The availability of statutory appraisal rights under Section 262 of the DGCL to the stockholders of the Company who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

The Open Lending Board also considered a number of uncertainties, risks and other potentially negative factors related to the Merger, including, among other things, the following factors (which are not necessarily in order of relative importance):

•

No Participation in Future Growth. Given that the Merger is an all-cash transaction, following the consummation of the Merger, the Company’s stockholders will no longer participate in any future earnings or growth of the Company or the combined company, including any growth potential related to the Company’s Lenders Protection platform and insurance products, any potential increase in the value of common stock, and any future synergies that may be realized as a result of the Merger;

•

Closing Risk. The fact that completion of the Merger depends on certain factors outside of the Company’s and ANV’s control, including obtaining the requisite regulatory approvals under the HSR Act and Texas Insurance Code Section 4001.253, the risk that required approvals may be delayed, conditioned or denied, and the fact that there can be no assurance that all conditions to completing the Merger will be satisfied. If the Merger is not consummated: (1) the Company’s directors, management team and other employees will have expended extensive time and effort and will have experienced significant distractions from their work; (2) the Company will have incurred significant transaction costs, many of which will not be recoverable regardless of whether the transaction is completed; (3) the Company’s continuing business relationships with automotive lenders, insurance partners, and employees may be adversely affected; (4) the trading price of the Shares could be adversely affected; and (5) the failure of the Merger to be consummated could result in an adverse perception among the Company’s business partners and investors;

•

Potential Negative Impact on Business. The potential negative effects of the public announcement of the Offer and the Merger on the Company’s business, operating results and stock price, its ability to retain key management, sales, technology and other personnel, and its relationships with automotive lenders, insurance partners and other business partners;

•

Interim Operating Restrictions. The restrictions on the conduct of the Company’s business prior to the completion of the Merger, requiring the Company to conduct its business in the ordinary course and preventing the Company from taking certain specified actions, which may delay or prevent the Company from undertaking strategic initiatives;

•

Transaction Costs and Disruption to Business. The significant costs involved in connection with entering into the Merger Agreement and completing the Merger (many of which are payable whether or not the Merger is consummated) and the substantial time and effort of the Company’s management required to complete the Merger, which may disrupt the Company’s business operations;

•

Regulatory Risk. The fact that completion of the Merger requires clearance under the HSR Act and approval under Texas Insurance Code Section 4001.253, and the possibility that regulatory agencies may delay, object to, or challenge the Offer or the Merger or may seek to impose terms and conditions on their approvals;

•	Parent Termination Rights. The conditions to the obligations of ANV to complete the Offer and the Merger and the right of ANV to terminate the Merger Agreement under certain circumstances;

•

Financing Risk. The possibility that the Financing contemplated by the Debt Commitment Letter will not be obtained, resulting in ANV not having sufficient funds to complete the Offer and the Merger notwithstanding the absence of a financing condition in the Merger Agreement;

•

No Solicitation and Termination Fee. The fact that following the signing of the Merger Agreement, the Merger Agreement precludes the Company from actively soliciting alternative acquisition proposals, and the possibility that the Company may be obligated to pay ANV a termination fee of $13,580,000 in the event that the Company terminates the Merger Agreement under certain circumstances. The Open Lending Board concluded that the termination fee is reasonable, consistent with fees payable in comparable transactions, and would not preclude a third party from making a competing proposal;

•	Minimum Tender Condition. The risk that stockholders may not tender a sufficient number of Shares to satisfy the Minimum Tender Condition;

•

Consideration of Alternatives. The possible alternatives to the acquisition of the Company by ANV, the range of potential benefits to stockholders of these alternatives, and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Open Lending Board’s assessment that none of these alternatives were reasonably likely to create greater value for stockholders;

•

Stock Price History. The possibility that, although the Offer and the Merger provide stockholders of the Company with the opportunity to realize a significant premium to the trading price of the Shares prior to reports of a potential transaction, the price for Shares might increase in the future to a price greater than $3.15;

•

Litigation Risk. The inherent risk of litigation in connection with the Merger, including potential stockholder litigation relating to the execution of the Merger Agreement or the consummation of the Merger, as well as the possibility that any such litigation could delay or prevent the consummation of the Merger;

•	Loss of Key Personnel. The possible loss of key management or other personnel during the pendency of the Offer and the Merger; and

•	Tax Consequences. The fact that the receipt of the Per Share Merger Consideration will be a taxable transaction for stockholders who are subject to taxation for U.S. federal income tax purposes.

In addition, the Open Lending Board was aware of and considered the interests of directors and executive officers of the Company that may be different from, or in addition to, the interests of stockholders generally when approving the Merger Agreement and recommending that stockholders accept the Offer and tender their Shares in the Offer. For more information, see Item 3 under the heading “Arrangements with Current Executive Officers and Directors of the Company.”

The foregoing discussion of the reasoning and consideration of certain factors by the Open Lending Board and the resulting determinations and recommendation, and certain other information presented in this section, as well as similar information included in this Schedule 14D-9, is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section of this Schedule 14D-9 titled “Cautionary Note Regarding Forward-Looking Statements.” After careful consideration of these factors and other factors that the Open Lending Board believed were appropriate to consider, the Open Lending Board unanimously (i) determined that the Merger Agreement and the Transaction, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved the Merger Agreement and the Transaction, including the Offer and the Merger, and (iii) recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.

The foregoing discussion of the information and factors considered by the Open Lending Board is not intended to be exhaustive, but includes the principal factors considered by the Open Lending Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Open Lending Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Open Lending Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination, but based its recommendation on the totality of the information considered.

In considering the recommendation of the Open Lending Board that the holders of Shares accept the Offer and tender their Shares in response to the Offer, you should be aware that Open Lending’s directors and executive officers may have interests in the Offer and the Merger that are different from, or in addition to, yours. The Open Lending Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, the Offer and the Merger, and in recommending that the holders of Shares accept the Offer and tender their Shares in response to the Offer. For more information, see Item 3 under the heading “Arrangements with Current Executive Officers and Directors of the Company.”

Intent to Tender

To Open Lending’s knowledge, each executive officer and director of the Company currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by such person. In addition, each of Jessica Buss, Chairman of the Open Lending Board and Chief Executive Officer, Bregal Sagemount and Nebula Holdings has entered into Support Agreements obligating each of them to tender Shares in the Offer, as described above under the heading “Arrangements with Current Executive Officers and Directors of the Company.” The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Unaudited Prospective Financial Information

Although the Company may periodically publish limited public guidance concerning its expected financial performance, the Company does not, as a matter of course, make public projections as to future performance due to the inherent unpredictability of the assumptions and estimates underlying such projections. However, in connection with the Open Lending Board’s evaluation of strategic alternatives available to the Company and the Merger, management prepared and provided to the Open Lending Board certain non-public, unaudited prospective financial information, as further described below. Such prospective financial information was also provided to FT Partners, and the Company’s management directed FT Partners to use certain of such prospective financial information for purposes of its financial analyses and opinion, as more fully described below in Item 4 under the heading “Opinion of Financial Technology Partners LP.”

The prospective financial information prepared by management consisted of four sets of five-year financial projections, which we refer to collectively as the “Forecasts” and individually as (i) the “January 2026 Base Case,” (ii) the “January 2026 Management Case” (together with the January 2026 Base Case, the “January 2026 Forecasts”), (iii) the “June 2026 Base Case” and (iv) the “June 2026 Management Case” (together with the June 2026 Base Case, the “June 2026 Forecasts”).

The January 2026 Forecasts were initially prepared by the Company’s management in January 2026 and were reviewed by the Open Lending Board in connection with its evaluation of the Merger and provided to FT Partners. The Open Lending Board also approved the inclusion of the January 2026 Management Case in the due diligence materials provided to ANV and certain other potentially interested parties. As discussed above in Item 4 under the heading “Background of the Offer,” following the Company’s announcement of its financial results for the three months ended March 31, 2026, the Open Lending Board authorized the Company’s management to update the prospective financial information constituting the January 2026 Forecasts to reflect the Company’s actual first quarter 2026 performance and to adjust for the Company’s improved visibility into certain trends, including expectations for certified loan volume, profit share revenue, and the impact of new initiatives. Based on these updates, the Company’s management prepared the June 2026 Forecasts. The June 2026 Forecasts were also reviewed by the Open Lending Board in connection with its continued evaluation of the Merger and were provided to FT Partners and ANV. The Open Lending Board directed FT Partners to use the June 2026 Base Case in connection with rendering its fairness opinion to the Open Lending Board and performing its related financial analyses, as described below in Item 4 under the heading “Opinion of Financial Technology Partners LP.” The Open Lending Board believed the June 2026 Base Case, which reflects more conservative assumptions regarding the Company’s growth initiatives than the assumptions reflected in the June 2026 Management Case, was appropriate for purposes of the FT Partners’ fairness opinion because it did not assume successful execution of all of management’s growth initiatives.

For each set of Forecasts, the applicable Management Case reflects management’s view of the Company’s growth potential under a scenario in which the Company executes on management’s growth initiatives, including continued expansion of the Company’s lender customer bases, higher program fee revenue per certified loan driven by a mix shift toward new customer relationships with stronger unit economics, earlier recognition of changes in estimate related to profit share revenue (“CIE”) as positive performance emerges from the certified loan portfolio, higher earned premiums and fees growth related to Insurance Administrative Services, LLC, the Company’s third-party administrator (“TPA”) that adjudicates insurance claims under the Company’s Lenders Protection platform, growth of the Company’s ApexOne Auto platform, and the realization of certain operating expense savings. For each set of Forecasts, the applicable Base Case reflects a more conservative set of assumptions than the corresponding Management Case, including lower certified loan growth, lower program fee revenue per certified loan growth, delayed recognition of CIE revenue, lower TPA earned premium growth, no revenue contribution from the ApexOne Auto platform, and no incremental operating expense savings.

The Forecasts are based on numerous estimates and assumptions, including assumptions with respect to macroeconomic trends, certified loan growth, program fee revenue, profit share revenue per certified loan, CIE revenue, earned TPA premiums and fees, growth in the Company’s ApexOne Auto platform, and operating expenditures, as described above. The underlying assumptions used in the Forecasts are generally based on information and market factors known to the Company’s management when prepared. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Subject to the foregoing qualifications and the information below under “—Additional Information Concerning the Forecasts,” the following is a summary of the Forecasts.

Unaudited Prospective Financial Information ($ in millions)
YEAR	2026E	2027E	2028E	2029E	2030E
Revenue
January 2026 Base Case	$102.1	$124.7	$128.9	$139.8	$145.0
January 2026 Management Case (1)	126.4	183.0	209.9	243.5	274.3
June 2026 Base Case	103.6	131.4	132.0	143.6	149.1
June 2026 Management Case	118.6	185.0	210.4	243.9	274.4
Adjusted EBITDA (2)
January 2026 Base Case	$24.9	$45.0	$45.1	$52.3	$54.2
January 2026 Management Case (1)	47.2	101.1	121.9	148.0	166.7
June 2026 Base Case	29.7	53.3	50.5	58.3	60.6
June 2026 Management Case	43.8	104.7	123.6	149.3	168.0
Unlevered Free Cash Flow (3)
June 2026 Base Case	$8	$42	$55	$59	$46

(1)

A preliminary version of the January 2026 Management Case was also provided to FT Partners and ANV. Such preliminary version was based upon preliminary estimates of Open Lending’s 2025 results and initially forecasted: Revenue of $126.7 for 2026E; and Adjusted EBITDA of $46.4 for 2026E, $100.4 for

2027E, $121.3 for 2028E, $147.7 for 2029E and $166.3 for 2030E. The Revenue forecasts for 2027E through 2030E included in the preliminary version were identical to the January 2026 Management Case forecasts set forth in the table above.
(2)

Adjusted EBITDA is a non-GAAP financial measure which is calculated as GAAP net income (loss) excluding interest expense (income), income tax expense (benefit), depreciation expense of property and equipment, amortization expense of capitalized software development costs, share-based compensation expense, loss on extinguishment of debt and certain other non-recurring expenses that do not contribute directly to management’s evaluation of the Company’s operating results.

(3)

Unlevered Free Cash Flow, which was included only in the June 2026 Base Case and not in any of the other Forecasts, is a non-GAAP financial measure which is calculated as after-tax operating income plus depreciation & amortization and share-based compensation, and less non-cash NOL allowance releases, capital expenditures, and increases in net working capital.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give Stockholders access to certain of the prospective financial information that was provided to the Open Lending Board or ANV and that the Company directed FT Partners to use in connection with its financial analyses and fairness opinion, and is not being included in this Schedule 14D-9 to influence a Stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts contain non-GAAP financial measures, including Adjusted EBITDA and Unlevered Free Cash Flow. The Company has not provided reconciliations of the non-GAAP financial measures included in the Forecasts because of the inherent difficulty in forecasting and quantifying the measures that would be necessary for such reconciliations. The Forecasts are forward-looking statements.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The non-GAAP financial measures used in the Forecasts should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Forecasts may not be comparable to similarly titled amounts used by other companies. Ernst & Young, LLP’s report included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 relates solely to the historical financial information of the Company. Such report does not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any person regarding the information included in the Forecasts or the ultimate performance of the Company or any of its affiliates compared to the information contained in the Forecasts. The Company has made no representation to ANV or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or FT Partners considered, or now considers, the Forecasts to be material or necessarily predictive of actual future results or events, and the Forecasts should not be relied upon as such.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the Company’s control, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

Because the Forecasts cover multiple years, they, by their nature, become subject to greater uncertainty with each successive year. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to: the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally, risks related to diverting management’s attention from the Company’s ongoing business operations, the risk factors described in the Company’s SEC filings, including the Annual Report on Form 10-K filed for the fiscal year ended December 31, 2025, as well as the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of future results.

The Forecasts were developed by the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including any cost synergies realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger, or to any disruption to the Company’s business caused by the announcement of the Offer or the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and, except as otherwise disclosed above, have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions. Stockholders are urged to review the Company’s most recent SEC filings for a description of the Company’s reported results of operations and financial condition and capital resources, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Forecasts.

Opinion of Open Lending’s Financial Advisor

Open Lending retained FT Partners as its financial advisor in connection with the Merger and the Offer (referred to in this section of this Schedule 14D-9, together and not separately, as the “Transaction”). With respect to this engagement, Open Lending requested that FT Partners evaluate whether the consideration to be received by the holders of the Shares (other than the Cancelled Shares and Dissenting Shares (referred to in this section of this Schedule 14D-9, collectively, as the “Excluded Shares”)) in the Transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. At a meeting of the Open Lending Board held on June 15, 2026, FT Partners rendered an oral opinion, subsequently confirmed by delivery of a written opinion dated June 15, 2026 to the Open Lending Board, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price to be received by the holders of the Shares (other than Excluded Shares) in the Transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of FT Partners’ opinion, dated as of June 15, 2026, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications with respect to the review undertaken by FT Partners. This opinion is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of FT Partners’ opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Open Lending stockholders are urged to read the opinion in its entirety. FT Partners’ financial advisory services and its opinion were provided for the information and assistance of the Open Lending Board (in its capacity as such) in connection with and for purposes of its consideration of the Transaction. FT Partners’ opinion was limited to the fairness, from a financial point of view, of the Offer Price paid to the holders of the Shares (other than Excluded Shares) in the Transaction pursuant to the Merger Agreement. FT Partners expressed no view or opinion as to (i) the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or constituencies of Open Lending, (ii) the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of Open Lending’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Offer Price to be received by holders of the Shares (other than Excluded Shares) or otherwise, (iii) the price at which the Shares will trade at any time, (iv) the terms of the Merger Agreement or any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, (v) the underlying business decision by Open Lending to engage in the Transaction or (vi) the relative merits of the Transaction compared with any alternative transactions or business strategies. The issuance of FT Partners’ opinion was authorized and approved by the fairness committee of FT Partners.

In arriving at its opinion, FT Partners, among other things:

•	reviewed certain publicly available financial statements and other publicly available business and financial information with respect to Open Lending, including equity research analyst reports;

•

reviewed the June 2026 Base Case and other internal financial information and operating data relating to the business of Open Lending prepared by management of Open Lending and approved by the Open Lending Board for FT Partners’ use;

•	discussed the past and current business, operations, financial condition and prospects of Open Lending with certain members of management and representatives of Open Lending;

•	compared the financial performance of Open Lending with that of certain publicly-traded companies that FT Partners believed to be generally relevant;

•	reviewed the historical trading prices for the Shares and compared such prices with those of securities of certain publicly-traded companies that FT Partners believed to be generally relevant;

•	compared the financial terms of the Transaction with the financial terms of certain other transactions that FT Partners deemed relevant;

•	participated in discussions with certain members of management and representatives of Open Lending;

•	reviewed a draft of the Merger Agreement dated June 15, 2026; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as FT Partners deemed appropriate.

For purposes of its analysis and in rendering its opinion, FT Partners assumed and relied upon, but, at the Open Lending Board’s direction, did not assume any responsibility to independently investigate or verify the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Open Lending or that was publicly available to FT Partners (including, without limitation, the information described above) or that was otherwise reviewed by FT Partners. At the Open Lending Board’s direction, FT Partners relied on assurances of certain members of the management of Open Lending that they were not aware of any facts or circumstances that would make such information inaccurate or misleading in all respects material to its analysis. In arriving at its opinion, FT Partners did not make, and was not provided with, any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of Open Lending or any of its subsidiaries. FT Partners is not an actuary and its services did not include any actuarial determination or evaluation by FT Partners or any attempt to evaluate actuarial assumptions and FT Partners relied on Open Lending’s actuaries with respect to projected loss ratios, profit share revenue, change in estimate, and associated balance sheet and cash flow amounts. In that regard, FT Partners made no analysis of, and expressed no opinion as to, the adequacy of the underlying credit and insurance assumptions. FT Partners did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Open Lending, nor did it evaluate the solvency of Open Lending, or the impact of the Transaction thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters. FT Partners was advised by management of Open Lending and assumed, with the Open Lending Board’s consent, that the June 2026 Base Case had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Open Lending as to the future financial performance of Open Lending and FT Partners expressed no view as to the reasonableness of the June 2026 Base Case or the assumptions on which it is based, including in respect of future market conditions, customer demand and competitive dynamics in the industries in which Open Lending operates.

FT Partners assumed, at the Open Lending Board’s direction, that the final Merger Agreement would not differ in any respect material to its analysis or its opinion from the draft of the Merger Agreement reviewed by it. FT Partners also assumed, at the Open Lending Board’s direction, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to FT Partners’ analysis and its opinion, (ii) each party to the Merger Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to FT Partners’ analysis and its opinion, and (iii) the Transaction would be consummated in a timely manner in accordance with the terms set forth in the Merger Agreement, without any modification, amendment, waiver or delay that would be material to FT Partners’ analysis or opinion. In addition, FT Partners assumed, at the Open Lending Board’s direction, that in connection with the receipt of all approvals and consents required in connection with the Transaction, no delays, limitations, conditions or restrictions would be imposed that would be material to FT Partners’ analysis or its opinion. FT Partners made no independent investigation of any legal, accounting or tax matters affecting Open Lending and, with the Open Lending Board’s consent, relied upon the correctness in all respects material to its analysis of all legal, accounting and tax advice given to the Open Lending Board and Open Lending, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Open Lending and its Stockholders. Additionally, in preparing its opinion, FT Partners did not take into account any tax consequences of the Transaction to any Stockholder.

FT Partners’ opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to FT Partners as of, the date of its opinion. FT Partners’ opinion noted that subsequent developments may affect its opinion and that FT Partners does not have any obligation to update, revise or reaffirm its opinion. FT Partners’ opinion does not constitute a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or how any holder of the Shares should vote or act on the Merger or any matter related thereto.

The terms of the Merger Agreement, including the Offer Price, were determined through arm’s length negotiations between Open Lending and ANV, and the decision to enter into the Merger Agreement was solely that of the Open Lending Board. FT Partners’ opinion and financial analyses were only one of the many factors that the Open Lending Board considered in its evaluation of the Transaction and should not be viewed as determinative of the views of the Open Lending Board or Open Lending management with respect to the Transaction or the Offer Price.

In accordance with customary financial advisory practice, FT Partners employed generally accepted valuation methodologies in rendering its opinion to the Open Lending Board on June 15, 2026 and in the financial analyses presented to the Open Lending Board on such date in connection with the rendering of FT Partners’ opinion. The following is a summary of the material financial analyses that FT Partners utilized in connection with rendering its opinion to the Open Lending Board and does not purport to be a complete description of the analyses or data that FT Partners presented. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and to more fully understand the financial analyses that FT Partners used, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of FT Partners’ analyses.

Financial Analyses of Open Lending

Selected Public Companies Analysis. Using publicly available information, FT Partners compared selected financial data of Open Lending with similar data for selected publicly traded companies engaged in businesses which FT Partners judged to be sufficiently analogous to those engaged in by Open Lending (or aspects thereof), as applicable. These companies are collectively referred to in this section as the “selected companies”.

FT Partners selected these companies because, among other reasons, they are publicly traded companies with financial and operating characteristics that, for purposes of FT Partners’ analysis, FT Partners considered to be similar to that of Open Lending. However, certain of these companies may have characteristics that are materially different from those of Open Lending, and none of the selected companies is identical or directly comparable to Open Lending. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Open Lending.

For each of the selected companies, FT Partners calculated enterprise value or “EV” (which is generally the market value of common equity (taking into account applicable dilutive securities, if any) plus the book value of debt less cash adjusted for any minority interest positions and equity interest positions) as a multiple of (i) last-twelve-month (“LTM”) EBITDA (which is defined as earnings before interest, taxes, depreciation and amortization and, with respect to Open Lending, is adjusted for stock-based compensation, one-time payments and other non-operating expenses (as adjusted, “Adjusted EBITDA”)) as of March 31, 2026 (“EV / Q1 2026 LTM EBITDA”) and (ii) the analyst consensus estimate of EBITDA for calendar year 2026 (“EV / 2026E EBITDA”).

The results of this analysis are in the table below:

	Multiples
Selected Company	EV / Q1 2026 LTM EBITDA	EV / 2026E EBITDA
Consumer Oriented Credit
Credit Acceptance Corporation	6.7x	N/A
Pagaya Technologies Ltd.	5.0	4.5
OppFi Inc.	4.1	4.0
Banking / Lending Solutions
Fiserv, Inc.	6.4	6.5
Fidelity National Information Services, Inc.	7.3	6.9
Jack Henry & Associates, Inc.	11.1	10.9
Managing General Agents
Ryan Specialty Holdings, Inc.	13.3	13.5
Hagerty, Inc.	15.3	16.7

Based on the results of this analysis, FT Partners selected:

i.

an EV / Q1 2026 LTM EBITDA multiple reference range of 5.2x to 8.7x and applied such reference range to Open Lending’s LTM Q1 2026 Adjusted EBITDA per Open Lending management (“Q1 2026 LTM Adjusted EBITDA”); and

ii.	an EV / 2026E EBITDA multiple reference range of 5.2x to 8.6x and applied such reference range to Open Lending’s estimated 2026 Adjusted EBITDA per the June 2026 Base Case (“2026E Adjusted EBITDA”).

The analysis indicated the following ranges of implied Share prices as compared to the Offer Price of $3.15 per Share:

	Implied Share Price
Metric	Low	High
Q1 2026 LTM EBITDA	$1.35	$1.76
2026E EBITDA	1.98	2.80

Selected Precedent Transactions Analysis. Using publicly available information, FT Partners reviewed selected transactions involving businesses that, for purposes of FT Partners’ analysis, were considered similar to Open Lending’s business and which FT Partners, in its professional judgment, considered generally relevant for comparative purposes as transactions involving target companies with similar financial and operating characteristics, providing similar services and serving similar markets as Open Lending. These transactions are collectively referred to in this section as the “selected transactions”:

Target	Buyer	Announce Date
Newfront Insurance Holdings, Inc.	Willis Towers Watson Public Limited Company	12/2025
Sapiens International Corporation, N.V.	Advent International	08/2025
MeridianLink, Inc.	Centerbridge Partners	08/2025
Esure Group plc	Ageas (UK) Limited	04/2025
Buruj Cooperative Insurance Company	The Mediterranean and Gulf Cooperative Insurance and Reinsurance Company	07/2025
Lorne Park Capital Partners Inc.	Power Corporation of Canada (TSX:POW); Sagard Holdings UL	06/2025
Ethniki Hellenic General Insurance Company	Piraeus Bank	03/2025
Argus Group Holdings Limited	Eleos Health, Ltd.	06/2024
Ebix, Inc.	Vikas Lifecare Consortium	05/2024
National Western Life Group, Inc.	S.USA Life Insurance Company	10/2023
Laya Healthcare Limited	AXA Ireland	08/2023
Alinma Tokio Marine Company	Arabian Shield Cooperative Insurance Company	12/2022
Trean Insurance Group, Inc.	Altaris, LLC	12/2022
Net Insurance S.p.A.	Poste Vita S.p.A.; Istituto Bancario del Lavoro S.p.A.	09/2022
Assiteca S.p.A.	Howden Broking Group Limited	03/2022

FT Partners reviewed EVs of the selected transactions as a multiple of the applicable target companies’ LTM EBITDA as of announcement of the applicable transaction. Based on the results of this analysis, FT Partners selected an EV/LTM EBITDA multiple reference range of 8.6x to 14.3x, representing a range of plus or minus 25% around the median EV/LTM EBITDA multiple of the selected transactions of 11.5x. FT Partners applied this multiple range to Open Lending’s Q1 2026 LTM Adjusted EBITDA per Open Lending management, which indicated a range of implied per Share prices of $1.74 to $2.42 as compared to the Offer Price of $3.15 per Share.

Discounted Cash Flow Analysis. FT Partners performed a discounted cash flow analysis of Open Lending for the purpose of determining an implied Share price. In doing so, FT Partners calculated the estimated net present value of the unlevered free cash flows that Open Lending was forecasted to generate for the period from July 1, 2026 through December 31, 2030, based on the June 2026 Base Case and terminal values based on a multiple range of 5.2x to 8.7x applied to Open Lending’s estimated calendar year 2030 Adjusted EBITDA per the June 2026 Base Case. The unlevered free cash flows and terminal values were discounted to present value as of June 30, 2026 using discount rates ranging from 17% to 23%, which were based on an estimated weighted average cost of capital analysis for Open Lending. FT Partners derived the range of discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the applicable company, as well as certain financial metrics for the United States financial markets generally. This analysis indicated a range of implied per Share prices of $2.68 to $3.91 as compared to the Offer Price of $3.15 per Share.

Additional Information. FT Partners observed certain additional information that was not considered part of FT Partners’ financial analysis with respect to its opinion but was noted for informational purposes, including:

•

the implied premia represented by the Offer Price of $3.15 per Share relative to certain historical trading prices of the Shares, noting that the Offer Price represented a premium of approximately (i) 48% to the closing share price as of June 11, 2026, the second-to-last trading day prior to delivery of FT Partners’ opinion (the “Reference Date”), of $2.13, (ii) 17% to the 52-week high share price as of the Reference Date of $2.70, (iii) 168% to the 52-week low share price as of the Reference Date of $1.18, (iv) 53% to the volume weighted average share price (“VWAP”) for the 30 preceding trading days prior to the Reference Date of $2.06, (v) 67% to the VWAP for the 60 preceding trading days prior to the Reference Date of $1.89, (vi) 84% to the VWAP for the 90 preceding trading days prior to the Reference Date of $1.71 and (vii) 88% to the VWAP for the 180 preceding trading days prior to the Reference Date of $1.68;

•

the most recent price targets for the Shares, as provided by equity research analysts at four firms, noting that such price targets ranged from $1.70 to $3.50 per Share, with an average price target of approximately $2.55 per Share; and

•

publicly available information relating to 38 completed public M&A control transactions announced during the six years preceding the Reference Date, in each case, involving target companies headquartered in the United States with EVs between $100 million and $5.0 billion in the financial services, insurance and software sectors. FT Partners reviewed the acquisition premia for these transactions based on the percentage premium/discount ultimately paid over each target’s stock price 1-trading day, 1-week and 4-weeks prior to the initial public announcement of the applicable transaction and observed that the median premia/discounts observed for the selected transactions were (i) 22% 1-trading day prior to announcement, (ii) 22% 1-week prior to announcement and (iii) 28% 4-weeks prior to announcement. Applying the median premia for the selected transactions 1-week and 4-weeks prior to announcement to Open Lending’s share price at such times prior to the Reference Date resulted in an illustrative implied price per share ranging from (i) $2.33 4-weeks prior (using the unaffected share price of $1.83 per Share on May 14, 2026) to (ii) $2.73 1-week prior (using the unaffected share price of $2.24 per Share on June 4, 2026).

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data that FT Partners presented. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. FT Partners believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and FT Partners’ opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of FT Partners with respect to the actual value of Open Lending. The order of analyses described does not represent the relative importance or weight that FT Partners gave to those analyses. In arriving at its opinion, FT Partners did not attribute any particular weight to any analyses or factors that FT Partners considered, and FT Partners did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, FT Partners considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses that FT Partners used or made are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, FT Partners’ analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Open Lending and none of the selected transactions reviewed were identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with financial and operating characteristics that, for purposes of FT Partners’ analysis, may be considered similar to that of Open Lending. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of FT Partners’ analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Open Lending and the transactions compared to the Transaction.

For financial advisory services rendered in connection with the Transaction, Open Lending has agreed to pay FT Partners an estimated fee of approximately $8.7 million, $1.0 million of which became payable to FT Partners at the time FT Partners delivered its opinion and the remainder of which is contingent and payable upon the consummation of the Transaction. In addition, Open Lending has agreed to reimburse FT Partners for its reasonable and documented out-of-pocket expenses and to, subject to certain terms and conditions, indemnify FT Partners against liabilities in connection with or as a result of the services rendered and to be rendered by FT Partners under its engagement.

During the period from June 12, 2024 to June 12, 2026, FT Partners and its affiliates did not provide any material financial advisory or material financing services to ANV or its affiliates (other than as noted in this section of this Schedule 14D-9). FT Partners and its affiliates have in the past provided financial advisory and financing services to Open Lending, AmTrust, and/or their respective affiliates, and as applicable, equity investments, for which FT Partners has received, and may receive, compensation, including having acted as placement agent for Open Lending in connection with possible capital raising transactions, as financial advisor to Sure, Inc., a company in which AmTrust has an equity interest (“Sure”), in connection with possible transactions involving Sure, and as financial and strategic advisor to Service Lee Technologies Private Limited d/b/a Servify, a company in which AmTrust has an equity interest (“Servify”), in connection with possible transactions involving Servify. During the period from June 12, 2024 to June 12, 2026, FT Partners and its affiliates received fees of less than $190,000, in the aggregate, for investment banking advisory services provided by FT Partners to Open Lending and its affiliates. During the period from June 12, 2024 to June 12, 2026, FT Partners and its affiliates received, or expected to receive, fees of less than $9.5 million, in the aggregate, for investment banking advisory services provided by FT Partners to AmTrust and its affiliates and equity investments, none of which fees were related to transactions with or involving Open Lending. In addition, FT Partners and its affiliates beneficially own 511,288 Shares and beneficially own less than 0.15% of the fully diluted equity of Servify and less than 0.4% of the fully diluted equity of Sure, each purchased in the ordinary course of business. FT Partners and its affiliates do not hold shares of ANV or AmTrust. FT Partners and its affiliates and employees may also in the future trade or hold securities of Open Lending, ANV, any of their respective affiliates, including AmTrust and/or its affiliates and equity investments, for FT Partners’ own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. FT Partners and its affiliates may seek to, in the future, provide financial advisory and/or other financial services to Open Lending, ANV, AmTrust and/or their respective affiliates and, as applicable, equity investments, for which FT Partners may receive compensation.

FT Partners was selected to act as Open Lending’s financial advisor in connection with the Transaction because FT Partners is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and familiarity with Open Lending and its business.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The Company retained FT Partners to act as its financial advisor, among other things, in connection with a potential merger, acquisition, sale of all or a majority of the equity, business or assets of the Company or other similar significant corporate transaction. Pursuant to the engagement letter between the Company and FT Partners, the Company has agreed to pay FT Partners a transaction fee for its financial advisory services that is equal to approximately $8.7 million, of which $1.0 million became payable in connection with the delivery of FT Partners’ opinion and the remainder is payable upon the consummation of the Merger. Subject to certain limitations, the Company has also agreed to reimburse FT Partners for its reasonable and documented out-of-pocket expenses incurred in connection with such engagement and to indemnify FT Partners against any losses, claims, damages or liabilities which are related to or arise out of FT Partners’ engagement. Additional information pertaining to the retention of FT Partners by the Company in Item 4 under the heading “Opinion of Financial Technology Partners LP” is hereby incorporated in this Item 5 by reference.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Stockholders on its behalf with respect to the Offer or related matters.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the scheduled vesting of Company RSUs in the ordinary course, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as otherwise set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Open Lending Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth in Item 3 under “Arrangements with Current Executive Officers and Directors of the Company—Golden Parachute Compensation,” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Stockholder Approval Not Required

If the Offer is consummated, the Company does not anticipate seeking the approval of the remaining Stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer (other than stockholders for which appraisal rights have been validly perfected), the acquiror can effect a merger without the action of the other stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effected as soon as practicable after the consummation of the Offer in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, Company Stockholders (as defined below) and Beneficial Owners (as defined below) (i) who do not validly tender their Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Expiration Date), (ii) who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL, (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL and (iv) in the case of a Beneficial Owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (z) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Verified List (as defined below) to be filed with the Delaware Register in Chancery, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the Per Share Merger Consideration. Any Company Stockholder or Beneficial Owner contemplating the exercise of its appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Company Stockholders and Beneficial Owners should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS PUBLICLY AVAILABLE AND MAY BE ACCESSED WITHOUT SUBSCRIPTION OR COST AT HTTPS://DELCODE.DELAWARE.GOV/TITLE8/C001/SC09/INDEX.HTML#262. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT COMPANY STOCKHOLDERS OR BENEFICIAL OWNERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “COMPANY STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED. REFERENCES TO “BENEFICIAL OWNER” ARE TO A PERSON WHO IS THE BENEFICIAL OWNER OF SHARES OF STOCK HELD EITHER IN A VOTING TRUST OR BY A NOMINEE ON BEHALF OF SUCH PERSON. ALL REFERENCES TO A “PERSON” MEAN ANY INDIVIDUAL, CORPORATION, PARTNERSHIP, UNINCORPORATED ASSOCIATION OR OTHER ENTITY.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not validly tender their Shares in the Offer (or, if tendered, properly and subsequently withdraw such

Shares prior to the Expiration Date), (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who are entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice either a copy of Section 262 of the DGCL or information directing the Stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This Schedule 14D-9 constitutes the Company’s notice to its Stockholders that appraisal rights are available in connection with the Merger, in compliance with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Company Stockholder or Beneficial Owner wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Company Stockholder or Beneficial Owner elects to exercise appraisal rights under Section 262 of the DGCL, such Company Stockholder or Beneficial Owner must do all of the following:

•

prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to the Offer) and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at 1501 S. MoPac Expressway, Suite 450, Austin, Texas 78746, Attention: General Counsel and Corporate Secretary, a written demand for appraisal of the Shares held, which demand must reasonably inform the Company of the identity of the Company Stockholder or Beneficial Owner and that the Company Stockholder or Beneficial Owner is demanding appraisal of such holder’s Shares;

•	not tender his, her or its Shares in the Offer; (or, if tendered, properly and subsequently withdraw such Shares prior to the Expiration Date);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter;

•

and in the case of a Beneficial Owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of such Beneficial Owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such Beneficial Owner consents to receive notices given by the Surviving Corporation and to be set forth on the Verified List to be filed with the Delaware Register in Chancery.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a person who has demanded appraisal of such person’s Shares and who otherwise has complied with Section 262 or the Surviving Corporation must file a petition in the Court of Chancery demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h), on or within 10 days after the Effective Time of the Merger (as required by Section 262(d)(2) of the DGCL), the Surviving Corporation will deliver an additional notice of the Effective Time of the Merger to all Stockholders entitled to appraisal rights; provided, that if such second notice is sent later than the later of the consummation of the Offer and 20 days following the sending of this notice, such second notice need only be sent to each Company Stockholder who is entitled to appraisal rights and who has demanded appraisal of such Company Stockholder’s Shares and any Beneficial Owner who has demanded appraisal under paragraph (d)(3) of Section 262 of the DGCL. If the Merger is consummated pursuant to Section 251(h), a failure to deliver a written demand for appraisal in accordance with the time periods specified above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of appraisal rights.

Any Company Stockholder or Beneficial Owner who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the terms and conditions of the Offer to Purchase and the Letter of Transmittal, as applicable.

Appraisal Procedures

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which can be accessed at the following publicly available website without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262 of the DGCL. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein and in accordance with Section 262 of the DGCL.

As provided under Section 262 of the DGCL, failure of a Company Stockholder or Beneficial Owner to make a written demand for appraisal within the time limits provided in Section 262 of the DGCL will result in the loss of such Company Stockholder’s or Beneficial Owner’s appraisal rights. The written demand for appraisal of a Company Stockholder of record must be executed by or for the Company Stockholder of record. The demand should set forth, fully and correctly, the Company Stockholder’s name as it appears on the Share certificate or certificates that represent such Stockholder’s Shares or in the book entry that represents such Stockholder’s Shares, as the case may be, and state that the Company Stockholder intends thereby to demand appraisal of such Stockholder’s Shares in connection with the Merger. The demand may also be made by a Beneficial Owner if, in addition to otherwise satisfying the foregoing requirements, (i) such Beneficial Owner continuously owns such shares through the Effective Time and otherwise satisfies the requirements for appraisal applicable to a stockholder of record under subsection (a) of Section 262 of the DGCL and (ii) the demand made by such Beneficial Owner reasonably identifies the holder of record of such shares for which the demand is made, is accompanied by documentary evidence of such Beneficial Owner’s beneficial ownership of such shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such Beneficial Owner consents to receive notices and to be set forth on the Verified List described below. Alternatively, Beneficial Owners may have the holder of record of such shares submit the required demand in respect of such Shares.

If the relevant Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a Company Stockholder or Beneficial Owner; provided, however, that the agent must identify the record owner(s) (and, if by an authorized agent of any Beneficial Owner or Owners, must identify the Beneficial Owner or Owners and otherwise comply with the requirements applicable to appraisal demands made by Beneficial Owners) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) or Beneficial Owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or person who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all such holders that were not tendered in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Expiration Date) and who timely and properly demanded appraisal. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition. Accordingly, any Company Stockholder or Beneficial Owner who wishes to perfect such Company Stockholder’s or Beneficial Owner’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, but not thereafter, any person who has complied with the requirements for exercise of appraisal rights under Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d. of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase or exchange in the Offer, and with respect to which demands for appraisal have been received and the aggregate number of Company Stockholders or Beneficial Owners of such Shares (for purposes of which the record holder of Shares held by a Beneficial Owner who has made a demand for appraisal shall not be considered a separate stockholder holding such Shares). Such statement must be mailed (a) within ten days after a written request therefor has been received by the Surviving Corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed with the Court of Chancery by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. The Delaware Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the persons shown on the Verified List at the addresses therein stated in accordance with Section 262 of the DGCL. The forms of notices by mail and by publication will be approved by the Court of Chancery, and the costs thereof shall be borne by the Surviving Corporation. As required by Section 262 of the DGCL, the Court of Chancery is empowered to conduct a hearing on such petition to determine those persons who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights for their dissenting Shares. The Court of Chancery may require the persons who have demanded an appraisal for their Shares to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such person fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such person. Pursuant to Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

After determining the persons entitled to an appraisal that satisfy at least one of the ownership thresholds described above, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will appraise the “fair value” of their Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Company Stockholders and Beneficial Owners considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the value of the Per Share Merger Consideration. In determining “fair value,” the Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts, which could be ascertained as of the date of the merger, which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and Company Stockholders and Beneficial Owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither the Company nor Purchaser anticipates offering more than the Offer Price to any Company Stockholders and Beneficial Owners exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such person’s certificates of stock to the office of the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the persons entitled thereto. Payment will be made to each such person upon such terms and conditions as the Court of Chancery may order. The Court of Chancery’s decree may be enforced as other decrees in the Court of Chancery may be enforced.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Court of Chancery may also order that all or a portion of the expenses incurred by any such person in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to an appraisal not dismissed pursuant to Section 262(k) of the DGCL or subject to such an award pursuant to a reservation of jurisdiction under Section 262(k) of the DGCL. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no person who has duly demanded and perfected an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to Stockholders of record as of a record date prior to the Effective Time).

If any Company Stockholder or Beneficial Owner who demands appraisal of such Company Stockholder’s or Beneficial Owner’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such Company Stockholder’s or Beneficial Owner’s right to appraisal, as provided in the DGCL, the Shares of such Company Stockholder or Beneficial Owner will be converted into the right to receive the Per Share Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such Company Stockholders or Beneficial Owners must follow the procedures set forth in the Letter of Transmittal and accompanying instructions in order to receive payment of the Per Share Merger Consideration.

At any time within 60 calendar days after the Effective Time, any person who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a person may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any person, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just, including, without limitation, a reservation of jurisdiction for any application to the Court of Chancery made under Section 262(j) of the DGCL; provided, however, that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered pursuant to the Merger within 60 calendar days of the Effective Time.

The foregoing summary of the rights of the Stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Regulatory Approvals

The consummation of the Merger is subject to the receipt of all approvals required to complete the transactions contemplated by the Merger Agreement and the expiration of any applicable statutory waiting periods. Subject to the terms and conditions of the Merger Agreement, the parties have agreed to cooperate and use their reasonable best efforts to promptly prepare and file all necessary documentation, to obtain as promptly as practicable all regulatory approvals necessary or advisable to consummate the transactions contemplated by the Merger Agreement.

There can be no assurance that regulatory clearances and approvals will be timely obtained or obtained at all, or that a challenge on antitrust or competition law grounds will not be made and, if so, what the result will be.

Hart-Scott-Rodino

Under the provisions of the HSR Act, and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may not be consummated until the expiration of a 15-day waiting period after the date of filing by Parent and the Company of their respective Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period (which may be restarted by withdrawing and refiling under the HSR Act), either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request (provided that such 10-calendar day waiting period cannot expire on a weekend or U.S. federal holiday and would instead expire on the following business day). Thereafter, the Offer, the Merger, and the other Transactions may only be delayed by an agreement of Parent, the Company, Purchaser and the Antitrust Division or the FTC or enjoined by a court order, as applicable. Complying with a request for additional information or documentary material may take a significant amount of time.

Parent and the Company expect to file their respective Premerger Notification and Report Forms on or before July 8, 2026 with the FTC and the Antitrust Division relating to the proposed acquisition of the Company.

After the waiting period expires or has been terminated, Parent and the Company will be free to complete the Offer subject to the remaining conditions set forth in the Offer.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances.

Texas Department of Insurance

Pursuant to Texas Insurance Code Section 4001.253, the Company is required to submit certain filings to obtain the non-disapproval from the Texas Department of Insurance (“TDI”) to the change of control of the Company subsidiaries that are licensed in Texas. The Company expects to submit the required filings to the TDI with respect to the Merger after the commencement of the Offer.

After the non-disapproval is obtained from the TDI, Parent and the Company will be free to complete the Offer subject to the remaining conditions set forth in the Offer.

Annual Report and Quarterly Report

For additional information regarding the business, financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 12, 2026, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 8, 2026.

Cautionary Note Regarding Forward-Looking Statements

This document, including the exhibits attached hereto and incorporated herein, contains forward-looking statements. Any statements that are not statements of historical fact are forward-looking statements. Generally, these statements may be identified by the use of words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “forecasts,” “predicts,” or “continue,” or the negative of these words or other similar terms. These forward-looking statements are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements made herein with respect to the Offer, the Merger and related transactions, including, for example, the anticipated timing of the completion of the Offer and the Merger and the potential benefits of the Merger, reflect management’s current analysis of existing information and are subject to various risks and uncertainties. As a result, undue reliance should not be placed on forward-looking statements which speak only as of the date they are made. Actual results may differ materially from those expressed or implied in forward-looking statements, including due to the following factors, among others: (i) uncertainties as to the timing of the Offer and the Merger; (ii) uncertainties as to how many Company Stockholders will tender their Shares in the Offer; (iii) the possibility that competing acquisition proposals will be made; (iv) the possibility that the Company will terminate the Merger Agreement to enter into an alternative transaction; (v) the possibility that various closing conditions for the transactions contemplated by the Merger Agreement may not be satisfied or waived; (vi) the risk that the Merger Agreement may be terminated in circumstances requiring the Company to pay a termination fee; (vii) the potential impact of the announcement or consummation of the proposed transactions on the Company’s relationships, including with employees, business partners and customers; (viii) the risk of actual or threatened litigation in connection with the Offer and Merger; and (ix) the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s most recent Annual Report on Form 10-K and subsequent Quarterly Report on Form 10-Q, as well as the tender offer materials filed and to be filed by Parent and Purchaser in connection with the Offer and the Solicitation/Recommendation Statement to be filed by the Company. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ITEM 9. EXHIBITS.

The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 29, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The New York Times on June 29, 2026 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Opinion of Financial Technology Partners LP, dated June 15, 2026 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)	Joint Press Release of ANV Group Holdings Ltd. and Open Lending, issued on June 16, 2026 (incorporated by reference to Exhibit 99.1 to Open Lending’s Current Report on Form 8-K filed on June 16, 2026).

Exhibit No.	Description

(a)(5)(C)	Internal Associate Announcement (incorporated by reference to Exhibit 99.1 to Open Lending’s Schedule 14D-9C filed on June 16, 2026).

(a)(5)(D)	Letter to Customers (incorporated by reference to Exhibit 99.2 to Open Lending’s Schedule 14D-9C filed on June 16, 2026).

(a)(5)(E)	Customer and Partner Talking Points (incorporated by reference to Exhibit 99.3 to Open Lending’s Schedule 14D-9C filed on June 16, 2026).

(a)(5)(F)	Employee FAQs (incorporated by reference to Exhibit 99.4 to Open Lending’s Schedule 14D-9C filed on June 16, 2026).

(a)(5)(G)	All Hands Meeting Presentation (incorporated by reference to Exhibit 99.5 to Open Lending’s Schedule 14D-9C filed on June 16, 2026).

(a)(5)(H)	Postings by the Company and Jessica Buss, Chief Executive Officer of the Company, via LinkedIn (incorporated by reference to Exhibit 99.6 to Open Lending’s Schedule 14D-9C filed on June 16, 2026).

(e)(1) †	Agreement and Plan of Merger, dated as of June 15, 2026, by and among ANV Group Holdings Ltd., Lakers Acquisition Sub, Inc., and Open Lending Corporation (incorporated by reference to Exhibit 2.1 to Open Lending’s Current Report on Form 8-K filed on June 16, 2026).

(e)(2) †	Nondisclosure Agreement, dated December 21, 2025, by and between ANV Global Services, Inc. and Open Lending Corporation (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to Open Lending’s Current Report on Form 8-K filed on June 16, 2026).

(e)(4)	Amended and Restated Certificate of Incorporation of Open Lending Corporation (incorporated by reference to Exhibit 3.1 to Open Lending’s Current Report on Form 8-K filed on June 15, 2020).

(e)(5)	Amended and Restated Bylaws of Open Lending Corporation (incorporated by reference to Exhibit 3.2 to Open Lending’s Current Report on Form 8-K filed on June 15, 2020).

(e)(6)	2020 Stock Option and Incentive Plan (incorporated by reference to Annex E of Nebula Acquisition Corp.’s Registration Statement on Form S-4 (Reg. No. 333-237264), filed on May 20, 2020).

(e)(7)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.12 to Open Lending’s Current Report on Form 8-K filed on June 15, 2020).

(e)(8)	Form of Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to Open Lending’s Current Report on Form 8-K filed on June 15, 2020).

(e)(9)	Employment Agreement by and between Open Lending Corporation and Jessica Buss, dated March 31, 2025 (incorporated by reference to Exhibit 10.1 to Open Lending’s Current Report on Form 8-K filed on March 31, 2025).

(e)(10)	Offer Letter by and between Open Lending Corporation and Michelle Glasl, dated March 31, 2025 (incorporated by reference to Exhibit 10.3 to Open Lending’s Current Report on Form 8-K filed on March 31, 2025).

(e)(11)	Employment Agreement by and between Open Lending Corporation and Massimo Monaco, dated July 21, 2025 (incorporated by reference to Exhibit 10.1 to Open Lending’s Current Report on Form 8-K filed on July 24, 2025).

(e)(12)	Offer Letter by and between Open Lending Corporation and Ben Massey, dated October 6, 2025 (incorporated by reference to Exhibit 10.1 to Open Lending’s Current Report on Form 8-K filed on October 7, 2025).

Exhibit No.	Description

(e)(13)	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.4 to Open Lending’s Current Report on Form 8-K filed on November 12, 2020).

(e)(14)	Third Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.15 to Open Lending’s Annual Report on Form 10-K filed on March 31, 2025).

(e)(15)	Executive Severance and Change in Control Policy (incorporated by reference to Exhibit 10.24 to Open Lending’s Annual Report on Form 10-K filed on March 12, 2026.)

†

Certain annexes and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Open Lending hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

Annex A—Financial Technology Partners LP Opinion Letter, dated June 15, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPEN LENDING CORPORATION

By:	/s/ Jessica Buss
Name:	Jessica Buss
Title:	Chief Executive Officer

Date: June 29, 2026

ANNEX A

OPINION OF FINANCIAL TECHNOLOGY PARTNERS LP

Financial Technology Partners LP | FTP Securities LLC 100 California Street 7th Floor | San Francisco CA 94111	Securities Offered Through FTP Securities LLC

PRIVILEGED AND CONFIDENTIAL

June 15, 2026

The Board of Directors

Open Lending Corporation

1501 S. MoPac Expressway Suite #450

Austin, TX 78746

Members of the Board:

We understand that Open Lending Corporation, a Delaware corporation (the “Company”), ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales (“Parent”), and Lakers Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent will cause Merger Sub to commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) (other than shares of Common Stock owned by the Company or any direct or indirect wholly owned subsidiary of the Company) at a price for each share equal to $3.15 (such amount, or any higher amount per share paid pursuant to the Tender Offer, as may be adjusted in accordance with the Merger Agreement, the “Consideration”) payable in cash, without interest. The Merger Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Common Stock, other than Cancelled Shares and Dissenting Shares (each as defined in the Merger Agreement and collectively, referred to herein as the “Excluded Shares”), will be automatically converted into the right to receive an amount equal to the Consideration in cash, without interest and subject to applicable withholding taxes. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Board of Directors of the Company has requested our opinion as to the fairness, as of the date hereof, from a financial point of view, of the Consideration to be received by the holders of the shares of Common Stock (other than Excluded Shares) in the Transaction pursuant to the Merger Agreement.

In arriving at our opinion, we have, among other things:

1.	reviewed certain publicly available financial statements and other publicly available business and financial information with respect to the Company, including equity research analyst reports;

2.

reviewed a base case forecast (the “Company Forecast”) and other internal financial information and operating data relating to the business of the Company prepared by management of the Company and approved by you for our use;

3.	discussed the past and current business, operations, financial condition and prospects of the Company with certain members of management and representatives of the Company;

4.	compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

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June 15, 2026

5.	reviewed the historical trading prices for the Common Stock and compared such prices with those of securities of certain publicly-traded companies which we believe to be generally relevant;

6.	compared the financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant;

7.	participated in discussions with certain members of management and representatives of the Company;

8.	reviewed a draft of the Merger Agreement dated June 15, 2026; and

9.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

For purposes of our analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, at your direction, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have, at your direction, relied on assurances of certain members of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in all respects material to our analysis. In arriving at our opinion, we have not made or been provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of the Company or any of its respective subsidiaries. We are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions and we have relied on your actuaries with respect to projected loss ratios, profit share revenue, change in estimate, and associated balance sheet and cash flow amounts. In that regard, we have made no analysis of, and express no opinion as to, the adequacy of the underlying credit and insurance assumptions. We have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company nor have we evaluated the solvency of the Company, or the impact of the Transaction thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

We have been advised by management of the Company and have assumed, with your consent, that the Company Forecast has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and we express no view as to the reasonableness of the Company Forecast or the assumptions on which it is based, including in respect of future market conditions, customer demand and competitive dynamics in the industries in which the Company operates.

We have assumed, at your direction, that the final Merger Agreement will not differ from the draft of the Merger Agreement reviewed by us in any respect material to our analysis or this opinion. We have also assumed, at your direction, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis and this opinion, (ii) each party to the Merger Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to our analysis and this opinion, and (iii) the Transaction will be consummated in a timely manner in accordance with the terms set forth in the Merger Agreement, without any modification, amendment, waiver or delay that would be material to our analysis or this opinion. In addition, we have assumed, at your direction, that in connection with the receipt of all approvals and consents required in connection with the Transaction, no delays, limitations, conditions or restrictions will be imposed that would be material to our analysis or this opinion.

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June 15, 2026

It is understood that our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion does not constitute a recommendation as to whether or not any holder of the shares of Common Stock should tender such shares in connection with the Tender Offer or how any holder of the shares of Common Stock should vote or act on the Merger or any matter related thereto.

Furthermore, our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the shares of Common Stock (other than Excluded Shares) in the Transaction pursuant to the Merger Agreement and we express no view or opinion as to (i) the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or constituencies of the Company, (ii) the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of the shares of Common Stock (other than Excluded Shares) or otherwise, (iii) the price at which the shares of Common Stock will trade at any time, (iv) the terms of the Merger Agreement or any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, (v) the underlying business decision by the Company to engage in the Transaction, or (vi) the relative merits of the Transaction compared with any alternative transactions or business strategies.

We have made no independent investigation of any legal, accounting or tax matters affecting the Company, and we have, with your consent, relied upon the correctness in all respects material to our analysis of all legal, accounting and tax advice given to you and the Company, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. Additionally, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to any holder of Common Stock.

We have acted as the financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. The Company has agreed to reimburse our reasonable and documented out-of-pocket expenses and to, subject to certain terms and conditions, indemnify us against liabilities in connection with or as a result of the services rendered and to be rendered by us under such engagement. During the two years preceding the date of this opinion, we have not provided any material financial advisory or material financing services to Parent or its affiliates (other than as noted herein). We have in the past provided financial advisory and financing services to the Company, AmTrust Financial Services, Inc., an affiliate of Parent (“AmTrust”), and/or their respective affiliates and, as applicable, equity investments, for which we have received, and may receive, compensation, including having acted as placement agent for the Company in connection with possible capital raising transactions, as financial advisor to Sure, Inc., a company in which AmTrust has an equity interest (“Sure”), in connection with possible transactions involving Sure, and as financial and strategic advisor to Service Lee Technologies Private Limited dba Servify, a company in which AmTrust has an equity interest (“Servify”), in connection with possible transactions involving Servify. We may also in the future provide financial advisory and/or financing services to the Company, Parent, AmTrust and/or their respective affiliates and, as applicable, equity investments, for which we may receive compensation.

In addition, we and our affiliates (a) beneficially own 511,288 shares of Common Stock and (b) beneficially own shares of preferred stock in Servify and shares of preferred stock in Sure, each purchased in the ordinary course of our business. We and our affiliates and employees may also trade or hold securities of the Company, Parent, any of their respective affiliates, including AmTrust and/or its affiliates and equity investments, for our own

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June 15, 2026

account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.

Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent. This opinion may be reproduced in full in any proxy or information statement mailed to the stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written consent.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in its capacity as such) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was authorized and approved by the Fairness Opinion Committee of Financial Technology Partners LP.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the shares of Common Stock (other than Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

FINANCIAL TECHNOLOGY PARTNERS LP

By:	/s/ Steven J. McLaughlin
Steven J. McLaughlin
Managing Partner

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